NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

TO BE HELD ON JUNE 24, 2026

AND

INFORMATION CIRCULAR

DATED MAY 12, 2026

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Taseko's proxy solicitation agent:

Laurel Hill Advisory Group

Canada/US Toll Free: 1-877-452-7184

International: 1-416-304-0211

Text Message: Text "INFO" to 416-304-0211 or 1-877-452-7184

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR PROXY TODAY.

1040 West Georgia Street, Suite 1200

Vancouver, British Columbia, V6E 4H1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual general meeting (the "Meeting") of shareholders (the "Shareholders" of Taseko Mines Limited (the "Company" or "Taseko") will be held at the Terminal City Club at 837 W Hastings St., Vancouver, British Columbia V6C 1B6 on June 24, 2026 at 2:00 p.m., local time, for the following purposes:

1. to receive the consolidated financial statements of the Company for the financial year ended December 31, 2025 and the report of the auditor thereon (the "Annual Financial Statements") and the related management discussion and analysis ("MD&A");

2. to set the number of directors of the Company for the ensuing year - see Election of Directors in the accompanying Information Circular (the "Information Circular");

3. to elect directors of the Company for the ensuing year - see Election of Directors in the Information Circular;

4. to appoint the auditor of the Company for the ensuing year - see Appointment of Auditor in the Information Circular;

5. to consider, and if thought advisable, to pass an ordinary resolution to change the name of the Company to "Trekor Metals Limited" - see Particulars of Matters to be Acted upon - Name Change in the accompanying Information Circular;

6. to consider, and if thought advisable, to pass an ordinary resolution to approve certain amendments to the Company's existing deferred share unit plan - see Particulars of Matters to be Acted upon - Amended and Restated Deferred Share Unit Plan in the accompanying Information Circular; and

7. to consider an advisory (non-binding) resolution on the Company's approach to executive compensation, as more particularly set out in the section of the Information Circular entitled "Advisory Resolution on the Company's Approach to Executive Compensation (Say-on-Pay)," as more particularly set out in the Information Circular - see Particulars of Matters to be Acted Upon - Advisory Resolution on the Company's Approach to Executive Compensation (Say-on-Pay) in the Information Circular.

The Information Circular accompanies this Notice of Meeting (the "Notice"). The Information Circular contains further particulars of the matters to be considered at the Meeting.  No other matters are contemplated for consideration at the Meeting. The Meeting may also consider any permitted amendment to or variations of any matter identified in this Notice and transact such other business as may properly come before the Meeting or any adjournment thereof. Copies of the Annual Financial Statements and MDA will be made available at the Meeting and are available on SEDAR+ at www.sedarplus.ca.

Notice-and-Access

The Company has elected to use the notice-and-access model ("Notice-and-Access Provisions") set out in National Instrument 51-102 - Continuous Disclosure Obligations and in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of meeting materials related to this Meeting. The Notice-and-Access Provisions allow the Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Information Circular and any additional annual meeting materials (the "Proxy Materials") online. Under Notice-and-Access, instead of receiving paper copies of the Information Circular, registered Shareholders will receive the Notice and Access Notification to Shareholders (the "N&A Notification") and a form of proxy (the "Proxy").  In the case of beneficial (non-registered) Shareholders, they will receive the N&A Notification and a voting instruction form ("VIF"). The form of Proxy/VIF enables Shareholders to vote. Before voting, Shareholders are reminded to review the Information Circular online by logging onto the website access page provided and following the instructions set out below.  Shareholders may also choose to receive a printed copy of the Information Circular by following the procedures set out below.

Copies of the Proxy Materials and the Annual Financial Statements and MDA are posted on the Company's website at www.tasekomines.com/investors.

How to Obtain Paper Copies of the Information Circular

Any Shareholder may request a paper copy of the Information Circular be mailed to them at no cost by contacting the Company at 1040 West Georgia Street, Suite 1200, Vancouver, British Columbia, Canada, V6E 4H1; by telephone: 778-373-4533; by telephone toll-free: 1-877-441-4533 or by fax: 778-373-4534. A Shareholder may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.

To allow adequate time for a Shareholder to receive and review a paper copy of the Information Circular and then to submit their vote by 2 p.m. (Pacific Time) on June 22, 2026 (the "Proxy Deadline") a Shareholder requesting a paper copy of the Information Circular as described above, should ensure such request is received by the Company no later than June 12, 2026.  Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the Information Circular can be requested at any time during this period.  To obtain a paper copy of the Information Circular after the Meeting date, please contact the Company.

The Company will not use a procedure known as 'stratification' in relation to its use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer while using Notice-and-Access Provisions also provides a paper copy of the management proxy circular to some of its shareholders with the notice package. In relation to the Meeting, all Shareholders will receive the required documentation under Notice-and-Access Provisions, which will not include a paper copy of the Information Circular.

While registered shareholders are entitled to attend the Meeting in person we strongly recommend that all Shareholders vote by proxy, so that their votes are received for the Meeting.  Accordingly, we ask that registered shareholders complete, date and sign the enclosed form of Proxy, and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular. To be effective, the Proxy must be duly completed and signed and then deposited with the Company's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or voted via telephone, fax or via the internet (online) as specified in the Proxy, no later than 2:00 p.m., Pacific Time, on June 22, 2026.

If you hold your Common Shares in a brokerage account, you are a non-registered shareholder ("Beneficial Shareholder"). Beneficial Shareholders who hold their Common Shares through a bank, broker or other financial intermediary should carefully follow the instructions found on the form of Proxy or VIF provided to them by their intermediary, in order to cast their vote, or in order to notify the Company if they plan to attend the Meeting.

The accompanying Information Circular contains details of matters to be considered at the Meeting. Please review the Information Circular before voting.

DATED at Vancouver, British Columbia, May 12th, 2026

BY ORDER OF THE BOARD

"Stuart McDonald"

Stuart McDonald
President and Chief Executive Officer

If you have any questions or need assistance with voting your proxy, please contact Laurel Hill
Advisory Group, the proxy solicitation agent, by texting "INFO" to, or calling, 1-877-452-7184
(North American toll-free) or 1-416-304-0211 (outside North America), or by email to
assistance@laurelhill.com

1040 West Georgia Street, Suite 1200

Vancouver, British Columbia, V6E 4H1

INFORMATION CIRCULAR
Table of contents

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1040 West Georgia Street, Suite 1200

Vancouver, British Columbia, V6E 4H1

INFORMATION CIRCULAR
as at May 5, 2026 except as otherwise indicated

This Information Circular is furnished in connection with the solicitation of proxies by the management of Taseko Mines Limited (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on June 24, 2026 at the time and place and for the purposes set forth in the accompanying notice of the Meeting. In this Information Circular, references to "the Company", "Taseko", "we" and "our" refer to Taseko Mines Limited. The "board of directors" or the "Board" means the board of directors of the Company. "Common Shares" means common shares without par value in the capital of the Company. "Taseko Shareholders" and "Shareholders" refer to shareholders of the Company. "Registered Shareholders" means Shareholders of the Company who appear on the register of Shareholders holding Common Shares in their own name. "Beneficial Shareholders" means Shareholders who hold Comon Shares through Intermediaries and "Intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

The Board has approved the contents and distribution of this Information Circular. All dollar amounts referred to herein are in Canadian currency unless otherwise indicated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company.  The Company has also retained Laurel Hill Advisory Group ("Laurel Hill") to assist it in connection with the Company's communications with shareholders, in addition to providing corporate governance best practices. In connection with these services, Laurel Hill will receive a fee of $45,000 plus out-of-pocket expenses. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the notice package (defined below) to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Notice-and-Access

The Company has chosen to deliver the Notice of Annual General Meeting of Shareholders and the Information Circular document (together, the "Information Circular") and form of Proxy (together, the "Proxy Materials") using Notice-and-Access provisions, which govern the delivery of proxy-related materials to Shareholders utilizing the internet.  Notice-and-Access provisions are found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), for delivery to registered Shareholders, and in section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), for delivery to Beneficial Shareholders (together, the "Notice-and-Access Provisions").

Notice-and-Access Provisions allow the Company to choose to deliver Proxy Materials to Shareholders by posting them on a non-SEDAR+ website (usually the reporting issuer's website or the website of their transfer agent), provided that the conditions of NI 51-102 and NI 54-101 are met, rather than by printing and mailing the Information Circular document. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings of shareholders. The Company may still choose to continue to deliver the Information Circular by mail, and shareholders are entitled to request a paper copy of the Information Circular document be mailed to them at the Company's expense.

Use of the Notice-and-Access Provisions reduces paper waste and the Company's printing and mailing costs. Under Notice-and-Access Provisions the Company must send a notice to each Registered and Beneficial Shareholder confirming internet availability (the "N&A Notification"), indicating that the Proxy Materials have been posted on the Company's website together with a form of proxy or voting instruction form (together with the N&A Notification, the "notice package") and explaining how a Shareholder can access the Proxy Materials or obtain a paper copy of the Information Circular from the Company. The Information Circular has been posted in full, together with the N&A Notification and form of Proxy, on the Company's website at www.tasekomines.com/investors and under the Company's SEDAR+ profile at www.sedarplus.ca.

This Information Circular contains details of matters to be considered at the Meeting.
Please review this Information Circular before voting.

How to Obtain Paper Copies of this Information Circular

Any Shareholder may request a paper copy of the Information Circular be mailed to them at no cost by contacting the Company at 1040 West Georgia Street, Suite 1200, Vancouver, British Columbia V6E 4H1; by telephone: 778-373-4533; by telephone toll-free: 1-877-441-4533 or by fax: 778-373-4534. A Shareholder may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.

To allow adequate time for a Shareholder to receive and review a paper copy of the Information Circular and then to submit their vote by 2 p.m. (Pacific Time) on Tuesday, June 22, 2026 (the "Proxy Deadline"), a Shareholder requesting a paper copy of the Information Circular as described above, should ensure such request is received by the Company no later than June 12, 2026.  Under Notice-and-Access Provisions the Proxy Materials must be available for viewing for up to one year from the date of posting.  A paper copy of the Information Circular may be requested at any time during this period.  To obtain a paper copy of the Information Circular after the Meeting date, please contact the Company at 1040 West Georgia Street, Suite 1200, Vancouver, British Columbia, Canada, V6E 4H1; by telephone: 778-373-4533; by telephone toll-free: 1-877-441-4533 or by fax: 778-373-453.

Pursuant to Notice-and-Access Provisions, the Company has set the record date for the Meeting to be at least 40 days prior to the shareholder meeting in order to ensure there is sufficient time for the Proxy Materials to be posted on the applicable website and for the notice package to be delivered to Shareholders.  The N&A Notification included with the Company's notice package: (i) provides basic information about the Meeting and the matters to be voted on, (ii) explains how a Shareholder can obtain a paper copy of the Information Circular, Annual Financial Statements and MDA, and (iii) explains the Notice-and-Access Provisions process.  The notice package also includes the applicable voting document for the Meeting, being (a) a form of Proxy in the case of Registered Shareholders; and (b) a Voting Instruction Form ("VIF") in the case of Beneficial Shareholders.

The Company will not rely upon the use of 'stratification'. Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of its information circular with the notice to be provided to its shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting.  Shareholders will not receive a paper copy of the Information Circular from the Company, or from any intermediary, unless such Shareholder specifically requests one.

All Shareholders may call 1-877-441-4533 (toll-free) to obtain additional information relating to Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

Appointment of Proxyholders

The Company recommends that all Shareholders use the procedures available to appoint a proxyholder to ensure their votes are cast and limit attendance at the Meeting. The individuals named as proxyholder in the form of proxy (the "Proxy") mailed to all Shareholders are directors and/or officers of the Company. If you are a Registered Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so by inserting the name of that other person in the blank space provided in the Proxy. If your Common Shares are registered in your name (and not the name of your broker or other intermediary), then you are a Registered Shareholder. However, if like most Shareholders you keep your Common Shares in a brokerage account, then you are a Beneficial Shareholder.  The manner for voting is different for Registered and Beneficial Shareholders, so you need to carefully read the instructions below.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy as recommended by management of the Company. However, under NYSE American Exchange ("NYSE American") rules, a broker who has not received specific voting instructions from the Beneficial Owner may not vote the shares in its discretion on behalf of such Beneficial Owner on "non-routine" proposals, although such shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker "non-votes" will not be considered votes "cast" for purposes of voting on the election of Directors, the approval of the Advisory Resolution on the Company's Approach to Executive Compensation, or the proposal to change the name of the Company, or the amendments to Company's Deferred Share Unit Plan. The resolution to approve the appointment of the Company's auditors, qualifies as a "routine" proposal that brokers may vote upon without having received specific voting instruction from the Beneficial Owner; any broker "non-votes" with respect to this matter will not be considered votes "cast" and therefore will have no effect on the vote with respect to the appointment of the auditors.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.  Registered Shareholders who choose to submit a proxy may do so using one of the following methods:

(a) use the internet through Computershare's website at www.investorvote.com.  Registered Shareholders must follow the instructions on Computershare's website and refer to the enclosed proxy form for the Shareholder's 15-digit control number; or

(b) use a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll-free number and the Shareholder's 15 digit control number; or

(c) complete, date and sign the enclosed form of proxy and return it to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

In any case, the Registered Shareholder must ensure the Proxy is received by Computershare at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof. At the Meeting the Chairperson may extend or waive the time limit for submission of proxies, at their discretion.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name.  Many shareholders are "beneficial" shareholders because the Common Shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their Common Shares.  More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person but which are registered either: (a) in the name of an Intermediary that the Beneficial Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.  Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company.  Such Common Shares will more likely be registered in the name of the Shareholder's broker or an Intermediary.  The vast majority of such Common Shares are registered, in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks).  In accordance with the requirements of NI 54-101, the Company distributes copies of the notice packages to the appropriate depository and intermediaries for onward distribution to Beneficial Shareholders.  The Company does not send Proxy Materials or notice packages directly to Beneficial Shareholders.  Intermediaries are required to forward the Proxy Materials or notice packages to all Beneficial Shareholders for whom they hold Common Shares unless such Beneficial Shareholders have waived the right to receive them.  The Company has elected to pay for the delivery of Proxy Materials or notice packages to Objecting Beneficial Shareholders.  Intermediaries often use service companies to forward the Proxy Materials to Beneficial Shareholders.

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders.  Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

Beneficial Shareholders should follow the instructions of their Intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of VIF supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company.  However, its purpose is limited to instructing the intermediary on how to vote on behalf of the Beneficial Shareholder.  Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in Canada and in the United States.

Broadridge typically mails a scannable VIF instead of a form of proxy.  Beneficial Shareholders are asked to complete the VIF and return it to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders may call a toll-free number or go online to www.proxyvote.com to vote.  Taseko may utilize the Broadridge QuickVoteTM service to assist Shareholders with voting their shares. Certain Beneficial Shareholders who have not objected to Taseko knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the phone.

The VIF will name the same persons as the Company's Proxy to represent you at the Meeting.  You have the right to appoint a person (who need not be a Shareholder of the Company), different from those persons designated in the VIF, to represent you at the Meeting.  To exercise this right, insert the name of the desired representative in the blank space provided in the VIF.  The completed VIF must then be returned to Broadridge in accordance with the instructions set out in the VIF and this Information Circular.  Once it has received all VIFs sent in, Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge's instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted as per your instructions, or (b) to have any alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting.

How to Vote

	Registered Shareholders	Beneficial Shareholders

	Common Shares held in own name and represented by a physical certificate or DRS.	Common Shares held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Call the applicable number listed on the voting instruction form.
Mail	Return the form of proxy in the enclosed envelope.	Return the voting instruction form in the enclosed envelope.

For assistance, contact Laurel Hill Advisory Group by texting "INFO" to, or calling, 1-877-452-7184 (North American toll-free) or 1-416-304-0211 (outside North America), or by email to assistance@laurelhill.com.

Notice to Shareholders in the United States

The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Any information concerning any properties and operations of the Company has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies.

The Company's financial statements referred to herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada, and as a result may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles and that are subject to United States auditing and auditor independence standards.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (the "BCA"), as amended; that some or all of its directors and its executive officers are residents of a foreign country, and that some of the major assets of the Company are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder's authorized attorney in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail or by hand delivery at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the Registered Shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Beneficial Shareholders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and, if necessary, revoke their proxy in accordance with revocation procedures set out above.  Beneficial Shareholders should exercise caution in instructing Intermediaries to change their vote after the Proxy cut-off, as such Beneficial Shareholders will at that time be unable to cast a further vote.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, no director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any binding matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Common Shares of the Company are listed for trading on the Toronto Stock Exchange (the "TSX"), on the NYSE American (the "NYSE American") and on the London Stock Exchange (the "LSE").  The Board has fixed May 5, 2026, as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting.  Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of the Record Date, there were 365,647,317 Common Shares issued and outstanding, each carrying the right to one vote.  No group of Shareholders has the right to elect a specified number of directors, nor is there cumulative or similar voting rights attached to the Common Shares.

The directors and executive officers of the Company do not know of any person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as of the Record Date.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025, the report of the auditor thereon and the annual management discussion and analysis will be placed before the Meeting.  These documents have all been filed with the securities commissions or similar regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Yukon, Northwest Territories and Nunavut.  Copies of the documents may be obtained by a Shareholder upon request without charge from Investor Relations, Taseko Mines Limited, Suite 1200 - 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, telephone: 778-373-4533 or 1-877-441-4533.  These documents have been filed and are available for review under the Company's SEDAR+ profile at www.sedarplus.ca.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein.  With respect to the election of directors, the Board has determined, upon Shareholder approval, there will be nine director positions to be filled at the Meeting.  If, as a result of nominations received in compliance with the Advance Notice Provisions (see "Advance Notice Provisions" below), there are more nominees for election as director than there are vacancies to fill, the nine nominees receiving the greatest number of votes will be elected.  If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation.  Subject to the majority vote policy described below, the nine nominees receiving the highest number of votes are elected, even if a director gets fewer "for" votes than "withhold" votes.  Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by Taseko management will be appointed.

ELECTION OF DIRECTORS

The size of the Board was last set at the Company's June 12, 2025 annual general meeting at nine and there are currently nine members of the Board.  The Board has considered its size in light of the Company's goals and has determined that nine directors should be elected by the Shareholders. At the Meeting the Shareholders will be asked to approve an ordinary resolution to set the number of persons to be elected to the Board at nine.

Of the director nominees listed below, all nine are directors of Taseko.  All of the director nominees have agreed to stand for election.  The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director's office is vacated earlier in accordance with provisions of the BCA, each director elected at the Meeting will hold office until the conclusion of the next annual general meeting of the Company or, if no director is then elected, until a successor is elected or appointed.

Majority Vote Policy

The Board has adopted a policy that if the votes "for" the election of a director nominee at a meeting of shareholders are fewer than the number voted "withhold", the nominee will submit his or her resignation promptly after the meeting for the consideration of the Nominating and Governance Committee.  The Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide within 90 days after the date of the meeting of shareholders whether to accept or reject the resignation.  The Board will accept the resignation absent exceptional circumstances.  The Board's decision to accept or reject the resignation will be disclosed by way of a press release, a copy of which will be sent to the TSX.  If the Board does not accept the resignation, the press release will fully state the reasons for the decision.  The nominee will not participate in any Committee or Board deliberations whether to accept or reject the resignation.  This policy does not apply in circumstances involving contested director elections.

Advance Notice Provisions

On June 6, 2013 amendments to the Company's Articles were adopted to include advance notice provisions (the "Advance Notice Provisions"). The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors.  Among other things, the Advance Notice Provisions fix a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

The Company has not received notice of a nomination in compliance with the Company's Articles, and, as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

Nominees for Election as Director

The following table sets out the names of the nine management nominees for election to the Board, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercises control or direction. Please see Biographical Information below for all major offices and positions with the Company and any of its significant affiliates each director nominee now holds.

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Anu Dhir(11)(12)(13) Director Ontario, Canada	Since September 2017	232,000 (2)
Robert A. Dickinson(13) Director British Columbia, Canada	Since January 1991	Nil(3)
Russell E. Hallbauer(14) Director British Columbia, Canada	Since July 2005	2,259,570(4)
Rita Maguire(14) Director Arizona, USA	Since June 2022	161,213(5)
Stuart McDonald President, CEO and a Director British Columbia, Canada	Since September 2021	1,007,269(6)
Peter C. Mitchell(11)(12)(13) Director Florida, USA	Since July, 2020	74,000 (7)
Kenneth Pickering(12)(14) Director British Columbia, Canada	Since December 2018	137,000(8)
Crystal Smith(14) Director British Columbia, Canada	Since November 6, 2024	Nil(9)
Ronald W. Thiessen(11) Chairman of the Board and Director British Columbia, Canada	Since October 1993	1,697,484 (10)

Notes:

(1) The information as to Common Shares beneficially owned or controlled is not within the knowledge of management of the Company. The share ownership information was supplied to the Company by insider reports available at www.sedi.ca as of April 25, 2025.

(2) Ms. Dhir also holds options to purchase 69,900 Common Shares and 411,069 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Directors Compensation, see also "Statement of Executive Compensation".

(3) Mr. Dickinson also holds options to purchase an aggregate of 20,133 Common Shares and he holds 694,688 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation, see also "Statement of Executive Compensation."

(4) 1,085,550 of these Common Shares are held directly by Mr. Hallbauer, and an aggregate of 356,294 Common Shares are held by affiliates of Mr. Hallbauer and an aggregate of 817,724 Common Shares are held by companies over which Mr. Hallbauer exercises control. Mr. Hallbauer also holds, in aggregate, options to purchase 62,900 Common Shares and 154,995 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation, see also "Statement of Executive Compensation."

(5) Ms. Maguire also holds options to purchase 96,900 Common Shares and 127,500 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation, see also "Statement of Executive Compensation."

(6) Mr. McDonald also holds options to purchase 1,835,500 Common Shares and 588,600 performance share units, see also "Statement of Executive Compensation."

(7) 69,000 of these Common Shares are held directly by Mr. Mitchell and 5,000 are held in an investment account. Mr. Mitchell also holds options to purchase 7,767 Common Shares and 189,950 deferred share units, see also "Statement of Executive Compensation."

(8) Mr. Pickering also holds options to purchase 69,900 Common Shares and 367,243 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation, see also "Statement of Executive Compensation."

(9) Ms. Smith also holds options to purchase 19,100 common shares and 41,300 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation, see also "Statement of Executive Compensation."

(10) Of these Common Shares, 163,600 Common Shares are held indirectly by Mr. Thiessen in an RRSP and 229,500 Common Shares are held by Mr. Thiessen, in trust, for an affiliate.  Mr. Thiessen also holds options to purchase 101,100 Shares and he holds 964,760 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation, see also "Statement of Executive Compensation."

(11) Member of Audit and Risk Committee.

(12) Member of Compensation Committee.

(13) Member of Nominating and Governance Committee.

(14) Member of Environmental Health and Safety Committee.

If all of the nominees for election to the Board are elected, the Board of Directors will consist of eight independent directors - Anu Dhir, Robert Dickinson, Russell Hallbauer, Rita Maguire, Peter C. Mitchell, Kenneth Pickering, Ronald Thiessen, Crystal Smith - and one non-independent director - Stuart McDonald.

Corporate Cease Trade Orders or Bankruptcies

No proposed director:

(a) is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive office or chief financial officer of any company (including the Company), that,

(i) was subject to a cease trade order, or an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation (an "order") that was in effect for a period of more than 30 consecutive days; that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of any such company; or

(ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company), that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

None of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder making a decision about whether to vote for the proposed director.

No Arrangements for Election

None of the director nominees proposed by management, are nominated under an arrangement or understanding between the director nominee and another person or company, except the members of the Board and management of the Company.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

Anu Dhir - Director - Age 54

Ms. Dhir has over 25 years' experience in the resources sector, most recently, as a co-founder and executive of ZinQ Mining, a private base and precious metals company which focuses on the Latin American Region.  Prior to ZinQ Mining, she was Vice President, Corporate Development and Corporate Secretary at Katanga Mining Limited. Ms. Dhir is the chair of privately held Heritage Environmental Services, LLC.

Ms. Dhir currently serves as a non-executive director of Capital Drilling, an LSE listed mining services company and serves on the Board of TSX-listed Montage Gold Corp.

Ms. Dhir is a graduate of the General Management Program (GMP) at Harvard Business School and has a law degree (Juris Doctor) from Quinnipiac University and a Bachelor of Arts (BA) from the University of Toronto.

Ms. Dhir is, or within the past five years, was a director of the following public companies:

Company	Positions Held	From	To
Capital Limited	Director	November 2023	Present
Golden Star Resources	Director	February 2014	January 2022
Lomiko Metals Inc.	Director	December 2021	December 2022
Montage Gold Corp.	Director	May 2022	Present
Taseko Mines Limited	Director	September 2017	Present

Robert A. Dickinson, B.Sc., M.Sc. - Director - Age 77

Mr. Dickinson has been actively involved in mineral exploration and mine development for over 45 years and was inducted into the Canadian Mining Hall of Fame in 2012. He is Chairman of Hunter Dickinson Inc. ("HDI") and Hunter Dickinson Services Inc. ("HDSI") as well as a director and member of the management team of a number of public companies associated with HDSI. He is also President and Director of United Mineral Services Ltd., a private resources company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	September 2004	Present

Company	Positions Held	From	To
Northcliff Resources Ltd.	Director	June 2011	May 2024
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Non-Executive Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director, Chair and CEO	May 2022	April 24, 2023
	Director and Non-Executive Chair	April 25, 2023	Present
	CEO	May 2022	April 24, 2023
Taseko Mines Limited	Director	January 1991	Present

Russell E. Hallbauer, P. Eng. - Director - Age 72

Mr. Hallbauer has been an integral part in the mining industry for the past 35 years. After joining Taseko in 2005 as President, CEO and Director, Mr. Hallbauer led the Taseko team in the advancement of the Company through production expansion and asset acquisitions. In 2021, Mr. Hallbauer retired from his position of President and CEO, but remains a Director of Taseko.

Prior to joining Taseko, Mr. Hallbauer was Senior Mining Executive at Teck Cominco Ltd. where he oversaw the Highland Valley Copper mine in central BC and was Chairman of the Joint Venture Compañía Minera Antamina in Peru. Mr. Hallbauer also served as Teck Cominco's General Manager of Coal Operations responsible for the Bullmoose, Quintette and Elkview Mines.

A British Columbia Institute of Technology and Colorado School of Mines alumnus, he has been recognized as a leader in the mining industry receiving the Ernst & Young Entrepreneur of the Year award in 2010. In addition, Mr. Hallbauer was awarded the Selywn Blaylock Award from Canadian Institute of Mining and Metallurgy in recognition of his work in the advancement and development of the mineral industry in Western Canada.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2005	Present
	CEO	July 2005	June 2021

Rita P. Maguire - Director - Age 70

Ms. Maguire is a practicing attorney in Phoenix, Arizona focusing her legal practice in the areas of water, environmental, mining and administrative law.  Ms. Maguire represents both public and private clients in legal matters involving regulatory compliance and permitting, water management and conservation, environmental litigation, and land use planning.  She served as General Counsel for Florence Copper Inc. until September 2022.

Ms. Maguire served as the founding President and CEO of the Arizona Center for Public Policy from 2002 until 2007, a nonpartisan public policy research center providing comprehensive and objective analysis of major policy issues in Arizona. Ms. Maguire served as Director of the Arizona Department of Water Resources from 1993 through 2001.  During her tenure as Director, Ms. Maguire represented the state's interests in the Colorado River Basin, was a key figure in the development of the Arizona Water Bank Authority, and played a central role in Indian water rights negotiations in Arizona.  As Deputy Chief of Staff for Governor Fife Symington from 1991 to 1993, Ms. Maguire oversaw the operation of ten Executive Branch agencies.  She began her career with Conoco Inc., now Conoco-Phillips, in the International Crude Oil Trading Department at its headquarters in Houston, Texas.

Ms. Maguire holds three degrees from Arizona State University: a Juris Doctorate received in 1988, a Masters in Business Administration received in 1979, and a Bachelor of Science received in 1977.  She was awarded an AV-Preeminent Rating by Martindale-Hubbell, and was awarded the Michael J. Brophy Distinguished Service Award by the Environmental Law and Natural Resources Section of the Arizona State Bar.  In 2001, Ms. Maguire was awarded the Outstanding Alumnus of the Sandra Day O'Connor College of Law.

Ms. Maguire is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	November 2024	Present

Stuart McDonald, CPA, CA - President and CEO and Director - Age 54

Mr. McDonald is a senior corporate executive with over 25 years of experience in mining, corporate development, financial and management roles. He joined Taseko as Chief Financial Officer in 2013 and was appointed President in June 2019 and CEO in June 2021. Mr. McDonald has been a key member of the team that acquired and developed Florence Copper, which is now poised to become a major new supplier of low-carbon copper in Arizona. He has also led Taseko through several significant transactions, including the company's most recent US$500 million bond refinancing, and strategic partnership with Mitsui.

Prior to Taseko, Mr. McDonald was CFO of Quadra FNX Mining Ltd. and its predecessor Quadra Mining Ltd., a mid-tier copper producer with five operating mines in Canada, Arizona, Nevada, and Chile. He also held senior executive roles with Yukon Zinc Corp. and Cumberland Resources Ltd. prior to its acquisition by Agnico-Eagle Mines in 2007.

A graduate of the University of British Columbia, Mr. McDonald holds a Bachelor of Commerce (Finance) degree and is a Chartered Professional Accountant (CPA).

Mr. McDonald is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To

Taseko Mines Limited	President	June 2019	Present
Taseko Mines Limited	Chief Executive Officer	June 2021	Present
Taseko Mines Limited	Director	September 2021	Present

Mr. Peter C. Mitchell, CPA, CA - Director - Age 70

Mr. Mitchell is a Chartered Professional Accountant with over 35 years of senior financial management experience in both public and private equity sponsored companies. Most recently, he was Senior Vice President and Chief Financial Officer of Coeur Mining, Inc., a precious metals producer operating mines throughout North America. Peter joined Coeur in 2013 and was responsible for investor relations, financial planning and analysis, financial reporting, information technology, tax and compliance, in addition to serving as a key team member on the Company's acquisition and divestiture team as well as leading all capital markets activity in multiple equity and debt financings.

Previously, he held executive leadership positions in finance and operations with a variety of U.S. and Canadian companies, among them Taseko Mines Limited, Vatterott Education Centers, Von Hoffmann Corporation and Crown Packaging Ltd. He is currently a member of the Board of Directors of Stabilis Solutions Inc. where he is also the Audit Committee Chair. He was a director and Audit Committee Chair of Northcliff Resources Ltd. from June 2011 to April 2026.  He was also a director of Bear Creek Mining Corporation from March 2025 to February 2026. He earned a BA in Economics from Western University and an MBA in Finance from the University of British Columbia.

Mr. Mitchell is or, within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Bear Creek Mining Corporation	Director	March 2025	February 2026
Northcliff Resources Ltd.	Director	June 2011	April 2026
Montage Gold Corporation	Director	September 2019	June 2024
Stabilis Solutions, Inc.	Director	July 2019	Present
Taseko Mines Limited	Director	June 2020	Present

Kenneth W. Pickering, P. Eng. - Director - Age 78

Mr. Pickering is a Professional Engineer and mining executive with 45 years of experience in the natural resources industry, building and operating major mining operations in Canada, Chile, Australia, Peru and the US. Mr. Pickering is currently an international mining operations and project development private consultant. Prior to this role he held a number of senior positions worldwide over a 39 year career with BHP Billiton Base Metals including President of Minera Escondida Ltda. He is a graduate of the University of British Columbia (BASc) and AMP Harvard Business School.

Mr. Pickering was intimately involved in the planning, development and initial operation of the Escondida copper project and through several subsequent expansion phases that placed Escondida as the single largest copper mine in the world.

Mr. Pickering is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Endeavour Silver Corp.	Director	August 2012	Present
Northern Dynasty Minerals Ltd.	Director	September 2013	Present
Taseko Mines Limited	Director	December 2018	Present
Teck Resources Limited	Director	March 2015	September 2022

Crystal Smith, Director - Age 47

Ms. Smith has been Chief Councilor of the Haisla Nation since 2017 and has been immersed in business and project development in BC.  During her tenure as Chief Councilor, she has led the Haisla Nation's involvement with LNG Canada, the first LNG export facility on Canada's West Coast. She is also instrumental in Cedar LNG, the world's first Indigenous majority-owned LNG project, which completed federal and provincial environmental assessment processes in 2023 and achieved a final investment decision in June 2024. Under her leadership, the Haisla Nation has established numerous joint ventures and limited partnerships for the benefit of the Nation.

Ms. Smith is Chair of the First Nations LNG Alliance, an advocacy group of Indigenous governments and organizations pursuing an expanded liquified natural gas industry in Western Canada. She also serves as a Director for the First Nations Climate Initiative, a group that promotes responsible economic development.

Ms. Smith obtained her ICD.D Designation through the ICD-Rotman Director Education Program in January of 2023 and joined the Taseko board in November 2024.

Ms. Smith is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	November 2024	Present

Ronald W. Thiessen, CPA, CA - Chairman of the Board and Director - Age 73

Mr. Thiessen is a Chartered Professional Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies, and focuses on directing corporate development and financing activities.

Mr. Thiessen is or, within the past five years, was an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Taseko Mines Limited	Director	October 1993	Present
	Board Chairman	March 2006	Present

Director Information Table

	INDEPENDENT DIRECTORS
PLANNED COMMITTEE MEMBERSHIP	Anu Dhir	Robert Dickinson	Peter C. Mitchell	Kenneth Pickering	Ronald Thiessen	Crystal Smith	Rita Maguire	Russell Hallbauer	Stuart McDonald
Audit & Risk Committee	√		√		√
Nominating & Governance Committee	√	√	√
Compensation Committee	√		√	√
Environmental, Health & Safety Committee				√		√	√	√
ADDITIONAL INFORMATION
Director Since	2017	1991	2020	2018	1993	2024	2022	2005	2021
2025 "For" Votes (%)	96.01%	89.33%	96.96%	97.71%	96.35%	98.57%	97.40%	97.19%	97.93%
Other Public Company Boards	2	3	3	2	1	Nil	Nil	Nil	Nil

Vote at Last Year's AGM

Last year, all director nominees were successfully elected to the Board and all directors received at least 89.33% of all votes cast in favour.

APPOINTMENT OF AUDITOR

At the Meeting the Shareholders will be asked to appoint PricewaterhouseCoopers, Chartered Professional Accountants ("PWC") of 250 Howe Street Suite 1400, Vancouver British Columbia V6C 3S7, will be nominated at the Meeting for appointment as auditor of the Company for the Company's ensuing fiscal year, at remuneration to be fixed by the Board.  PWC has been auditor of the Company since March 14, 2025.

To be approved, the resolution must be passed by a simple majority of the votes cast by the holders of Common Shares at the Meeting. Management recommends a vote "for" in respect of the resolution approving appointment of the auditor.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has adopted a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the "Governance Manual"), most recently amended by the Board on March 31, 2025, a copy of which is available on the Company's website.  The Governance Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitor its business decisions, (ii) identify the principal risks and opportunities of the Company's business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring senior management and directors, and (iv) oversee the integrity of the Company's internal financial controls and management information systems.  In addition, the Governance Manual has written charters for each of its four standing committees. Further, the Governance Manual encourages but does not require continuing education for its directors and it contains a code of ethics and policies dealing with issuance of news releases and disclosure documents, as well as share trading black-outs.  The Governance Manual also provides director share ownership guidelines whereby an appropriate level of share ownership for each director represents a value which is equal to three times the base annual fees to be acquired over a period of not more than five years.  A copy of the Governance Manual is available for review at the Company's website (www.tasekomines.com).

Composition of the Board of Directors

The applicable corporate governance policies require that the Board determine the status of each director as independent or not, based on each director's interest in, or other relationship with, the Company.  The policies recommend that an exchange listed company's board of directors have a majority of directors who qualify as independent directors (as defined below).  The Board must also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the Board, and the Board should implement a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances.  The Company's policies allow for retention of independent advisors for Board members when they consider it advisable.

Under securities regulations, an "independent" director is one who "has no direct or indirect material relationship" with the Company, which, in the view of the Board, could reasonably be expected to interfere with the exercise of a member's independent judgment.  Generally speaking, a director is considered independent if he or she is free from any employment, business or other relationship.  Other possible material relationships include, for example, having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company's external auditor.  An individual who, or whose family member, is or has been within the last three years, an executive officer of an entity, where any of the Company's current executive officers served at the same time on that entity's compensation committee, is deemed to have a material relationship, as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board is currently comprised of nine directors of whom eight are determined by the Board to be "independent" directors:  Ms. Dhir, Ms. Maguire and Ms. Smith, and Messrs. Dickinson, Hallbauer, Mitchell, Pickering, Thiessen. The one non-independent director is Stuart McDonald, who is also the current President and Chief Executive Officer of the Company.

The Board has established a Nominating and Governance Committee (the "NGC") to formalize the process of ensuring the retention and recruitment of high caliber directors and proper director succession planning.  The NGC currently consists of three independent directors: Anu Dhir (Chair), Robert Dickinson and Peter C. Mitchell.  The NGC recommends to the Board the nominees for election as director at the Meeting.

Board meetings regularly include reviews of the effectiveness of senior management.  The Board is of the view that its communication policy among senior management, Board members and shareholders who make enquiries is good.  The Board has also established a practice of holding private meetings of the independent directors without non-independent directors and management present before or following regularly scheduled Board meetings. The number of these meetings has not been recorded but it would be less than five in the financial year ended December 31, 2025. The Board expects and encourages independent directors to bring up issues and concerns that they may have.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a sufficient level of independence from the Company's management.  The Board is satisfied with the integrity of the Company's internal control and financial management information systems.

Committees of the Board of Directors

Corporate governance policies require that (i) the audit committee of every board of directors must be composed only of independent directors, and the role of the audit committee must be specifically defined and include the responsibility for overseeing management's system of internal controls, (ii) the audit committee have direct access to the company's external auditor, and suggest that (iii) the compensation committee and the nominating and governance committee of the board of directors of a listed company be composed of all independent directors, and that other committees, generally be composed of at least a majority of independent directors, and (iv) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for development of the company's approach to governance issues.

As well as an Audit and Risk Committee, the Board also has a Compensation Committee, a Nominating and Governance Committee and an Environmental, Health and Safety Committee.  The members of the Audit and Risk Committee are Peter C. Mitchell (Chair), Anu Dhir and Ronald Thiessen, all of whom are independent directors.  For further information concerning the Audit and Risk Committee, please see page 123 and Appendix A of the Company's Annual Information Form filed under the Company's SEDAR+ profile on March 30, 2026.

Compensation Committee

The Board has established a Compensation Committee to assist the Board in carrying out its responsibilities relating to executive and director compensation, as well as the fiduciary oversight of the Company's non-executive employee compensation plans.  The Compensation Committee performs all duties relating to this mandate, including the annual review and recommendation to the Board on various forms of compensation and related program considerations, including director's pay for service on the Board and on other committees.  The Compensation Committee is also responsible for the grant of stock options and other equity based compensation, evaluation of the performance of Officers and the review of succession plans with the Chairman and Chief Executive Officer.  The Compensation Committee also recommends to the NGC the qualifications and criteria for membership on the Compensation Committee.

The Compensation Committee is composed of Kenneth Pickering (Chair), Peter C. Mitchell and  Anu Dhir, all of whom are independent directors.  During the year ended December 31, 2025, the committee met formally two times.  As a result of their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, or experience in compensation-related matters for Officer and non-Officer personnel as well as the administration of equity-based compensation. Specifically:

• Mr. Pickering (Chair of the Compensation Committee) is a professional engineer and mining executive with 45 years' experience in the natural resources industry, building and operating major mining operations in Canada, Chile, Australia, Peru and the US.  Mr. Pickering is currently an international mining operations and project development private consultant.  Prior to this role he held a number of senior positions worldwide over a 39 year career with BHP Billiton Base Metals including President of Minera Escondida Ltda.  He is a graduate of the University of British Columbia (BASc) and AMP Harvard Business School.

• Ms. Dhir has a unique combination of business, operations and legal experience in the mining, oil and gas and technology sectors, and has held directorships with a number of different public companies.

• Mr. Mitchell is a Chartered Professional Accountant with over 35 years of senior financial management experience in both public and private equity sponsored companies.  Most recently he was the Senior Vice President and Chief Financial Officer of Coeur Mining, Inc. in Chicago, Illinois until December 31, 2018.  Previously he held executive positions in finance and operations with a variety of US and Canadian companies, among them Taseko Mines Limited, Crown Packaging Ltd. and Von Hoffmann Corporation.

See disclosure under "Election of Directors - Biographical Information" for relevant education and experience of members of the Compensation Committee.

The Compensation Committee charter is included in the Governance Manual, and is available for viewing at the Company's website at www.tasekomines.com.

Nominating and Governance Committee

The NGC charter is included in the Governance Manual and is available for viewing at the Company's website at www.tasekomines.com.

The NGC is given the responsibility of developing and making recommendations to the Board concerning the Company's approach to corporate governance.  The NGC also assists members of the Board in carrying out their duties, and reviews with the Board the rules and policies applicable to governance of the Company to ensure the Company remains in full compliance with proper governance practices and that the Governance Manual is routinely updated.

Succession Planning

The Board maintains and annually reviews a succession planning process for directors and senior executives. This process is Board-led and supported by external advisors as required, and is treated as an ongoing governance priority aligned with the organization's strategic direction.

The Board conducts regular assessments of leadership needs and proactively prepares for transitions through a comprehensive review of key executive roles. It maintains a robust pipeline of potential candidates, including a slate for Board appointments and both internal and external candidates for senior executive positions.

Candidate evaluation emphasizes the ability to lead complex organizations, drive transformation, and sustain strong performance. The process also supports business continuity through structured knowledge transfer and planning for seamless leadership transitions.

NGC Board Evaluation

The nominating function of the NGC is to evaluate and recommend to the Board the size of the Board and certain persons as nominees for the position of director of the Company.  The NGC believes that nominations for election or re-election to the Board should be based on the Company's needs after taking into account the current composition of the Board.  When evaluating candidates annually for nomination for election, the NGC considers each individual's skills, the overall diversity needs of the Board (skills mix, age profiles, gender, and work and life experience) and independence and time availability.  The NGC seeks to achieve for the Board a balance of industry and business knowledge and experience, including expertise in the mining industry, in regulatory and public policy issues, in management and operations and in transactional situations as well as independence, financial expertise, public company experience, sound judgment and reputation.

Board Diversity

The NGC takes the view that a diverse Board offers depth of perspective and enhances Board operations.  The NGC strives to identify the candidates with the ability to strengthen the Board.  The NGC does not specifically define diversity, but considers diversity of experience, education, gender, and ethnicity as part of its overall annual evaluation of director nominees.

The Board appreciates that women and visible minority groups have been under-represented on Canadian boards, and the Company believes that enhancing diversity will strengthen the Board.  When assessing Board composition or identifying suitable candidates for appointment or election to the Board, the Company will consider candidates against objective criteria having due regard to the benefits of diversity and the needs of the Board.  Currently, there are three female directors on the Board, two of whom are from a visible minority.

The Company has adopted an express policy specifically addressing diversity.  The Company's Board Diversity Policy is contained in the Governance Manual posted on the Company's website and is available for viewing at www.tasekomines.com.

Director Term Limits

The Company has not set mandatory age or term limits for its directors or senior officers as it focuses on measurable performance rather than employing arbitrary age thresholds.

The Company's code of ethics as set out in the Governance Manual, provides a framework for undertaking ethical conduct in employment.  Under its Code of Ethics, the Company will not tolerate any form of discrimination or harassment in the workplace.  The Company also has whistleblower policies to monitor these issues.

The Company also has formal procedures and whistleblower policies for assessing the effectiveness of Board committees as well as the Board as a whole.  This function is carried out annually by/or under supervision of the NGC and those evaluations and assessments are then provided to the Board.

Environmental, Health and Safety Committee

The Board has established an Environmental, Health and Safety Committee consisting of Kenneth Pickering (Chair), Russell Hallbauer, Rita Maguire and Crystal Smith.  The Environmental, Health and Safety Committee Charter is included in the Governance Manual and is available for viewing at the Company's website at www.tasekomines.com.  The Environmental, Health and Safety Committee reviews and monitors environmental, health and safety issues relevant to the Company.

Board Determines Responsibilities of Senior Officer and Board Positions

Good governance policies require the board of directors of a listed company, together with its chief executive officer, to develop position descriptions for the chair of each Board committee, for the Chairman of the Board, and for the chief executive officer, including the definition of limits to management's responsibilities.  Any responsibility, which is not delegated to senior management or to a Committee of the Board remains with the full Board.  The Board has approved written position descriptions for the Chairman of the Board and the Chairperson of each Board Committee.

The Board generally requires that all material transactions (including those in excess of $5 million) receive prior Board approval.  In this regard, virtually all financing transactions are considered material to the Company.  Any property acquisitions and significant exploration programs in excess of $5 million must also receive approval of the plenary Board or a duly authorized Board Committee.  The Governance Manual includes provisions that deal with these and other related items.

Governance Policies for Board of Directors and Directors' Attendance at Meetings

Good governance policies require that (i) the board of directors of every listed company implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every company provide an orientation and education program for new directors, and (iii) the board of every listed company review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

As noted above, the NGC has developed a formal procedure for assessing and evaluating effectiveness of committees as well as the Board as a whole and is of the view that the Board operates in an effective and legally compliant manner.  This function is to be carried out annually.

The following table sets forth the record of attendance of Board and committee meetings by the Directors for the fiscal year ended December 31, 2025:

Director	Board Meetings	Audit and Risk Committee	Nominating and Governance Committee(1)	Compensation Committee(1)	Environmental Health and Safety Committee(1)
Anu Dhir	4 of 4	4 of 4	2 of 2	2 of 2	N/A
Robert A. Dickinson	4 of 4	N/A	1 of 2	N/A	2 of 2
Russell E. Hallbauer	4 of 4	N/A	N/A	N/A	2 of 2
Rita Maguire	4 of 4	N/A	N/A	N/A	2 of 2
Stuart McDonald	4 of 4	N/A	N/A	N/A	N/A

Director	Board Meetings	Audit and Risk Committee	Nominating and Governance Committee(1)	Compensation Committee(1)	Environmental Health and Safety Committee(1)
Peter C. Mitchell	4 of 4	4 of 4	2 of 2	2 of 2	N/A
Kenneth Pickering	4 of 4	N/A	N/A	2 of 2	2 of 2
Crystal Smith	4 of 4	N/A	N/A	N/A	N/A
Ronald W. Thiessen	4 of 4	4 of 4	N/A	N/A	N/A

(1) Effective November 12, 2025 Crystal Smith was appointed to the Environmental, Health and Safety Committee in replacement of Robert Dickinson.  No meetings of this committee took place thereafter in 2025.

Other Directorships

See "Biographical Information" under "Election of Directors" above in this Information Circular for details of other reporting issuers of which each director is currently a director or officer.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company's properties, business, technology and industry and on the responsibilities of directors. Board meetings also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

Ethical Business Conduct

The Board has adopted what it considers a "best practices" ethical conduct policy, which is included in the Governance Manual and is available on the Company's website.  The Board has implemented an annual procedure whereby directors, senior officers and department heads within the Company sign off on, and certify that they have read and understand the Company's Code of Ethics and that they are unaware of any violations thereof.  Each department head would ensure that the Code of Ethics is complied with within his or her department.

Shareholder Engagement

The Board believes that regular and constructive engagement between the Board and the Company's shareholders on governance matters is of primary importance.  Accordingly, the Board has adopted a Policy on Engagement with Shareholders on Governance Matters reflecting the foregoing, a copy of which is attached as Appendix 12 to the Manual and is available for viewing at the Company's website at www.tasekomines.com.

Say-on-Pay Policy

As part of its shareholder engagement efforts, the Company has included provisions in its Governance Manual, a copy of which is available on the Company's website, that provide for:

• a "Say-on-Pay" advisory vote at each annual meeting.  See "Particulars of Matters to be Acted Upon - Advisory Resolution on the Company's Approach to Executive Compensation (Say-on-Pay)"; and

• a Say-on-Pay Policy.

The Board believes that Shareholders should have the opportunity to not only fully understand the objectives, philosophies and principles the Board has used in its approach to executive compensation decisions but to also have an annual advisory vote on such approach to executive compensation.  The purpose of the Say-on-Pay advisory vote is to provide appropriate director accountability to the Shareholders for the Board's compensation decisions.  The vote will be an advisory vote and the directors will remain fully responsible for their compensation decisions and will not be relieved of those responsibilities by a positive advisory vote.

A full copy of the Company's Say-on-Pay Policy is included in Appendix 11 to the Governance Manual, on the Company's website at www.tasekomines.com.

See "Particulars of Matters to be Acted Upon" for more information on the Say-on-Pay Policy.

Sustainability

Sustainability Oversight

Taseko takes a holistic approach to sustainability that focuses on delivering '360 degrees of value' for investors, employees and the communities in which it operates. The Company views sustainability as the foundation for responsible mining and long-term business performance, achieved through operational excellence, a commitment to environmental stewardship, and strong community and Indigenous relationships.

This approach recognizes that creating enduring value goes beyond financial and business results to include: supporting people, families and communities; maintaining safe and healthy workplaces; conserving and enhancing wilderness and natural resources; contributing to local and regional economies; and, responsibly producing copper to support sustainable growth and the transition to a lower-carbon future. Sustainability considerations are embedded across the business ensuring the Company operates sustainably, efficiently and safely, while generating long-term economic value.

Taseko's commitment to sustainability principles starts at the Board level. The Company's Board of Directors is responsible for overseeing Taseko management and the integration of sustainability goals and considerations throughout the organization. The Board's goal is to ensure Taseko operates as a sustainable business, optimizing financial returns while effectively managing risk.

Board Committees play a key role in this oversight. The Environmental, Health & Safety Committee monitors environmental and workplace safety policies and performance. The Nominating & Governance Committee ensures a diverse and independent Board. The Audit & Risk Committee manages financial risks and compliance, and the Compensation Committee oversees corporate goals and incentive programs. Taseko's management regularly reports to the Board on operational, financial, environmental, safety and stakeholder engagement performance.

Reporting Framework

Taseko's approach to sustainability reporting continues to evolve in line with the needs, demands and expectations of its shareholders, regulators and stakeholders.

The Company's annual sustainability reporting aligns with the Sustainability Accounting Standards Board (SASB) reporting framework, which focuses on disclosures and metrics most material to the mining sector, while providing consistency and comparability over time and against industry peers. This alignment ensures that performance data and disclosures reflect the most relevant sustainability risks and opportunities inherent to Taseko's operations.

In addition, Taseko's operations, business activities, and community initiatives are mapped to the United Nations Sustainable Development Goals (SDGs), demonstrating how corporate policies and practices contribute to global sustainability priorities and responsible mining outcomes.

Florence Copper: Advancing Sustainable Operations and Reporting

As Taseko advances the ramp-up of commercial operations at its Florence Copper operation in Arizona, its reporting will expand to consider enterprise-wide sustainability performance. Given the unique attributes of the 'in-situ copper recovery' (ISCR) process employed at Florence Copper, the Company expects notable changes and enhancements to its enterprise-wide performance (in 2026 and future years) against key environmental and social criteria.

Florence Copper is expected to be among the world's most efficient copper producers, with water, energy and carbon intensity per unit of production forecast to be 78%, 65% and 75% lower (respectively) than conventional open-pit copper mines in Arizona. It is expected to support 800 well-paid jobs in the State of Arizona, while generating hundreds of millions of dollars in state and local taxes, among other economic and social benefits, over a 22-year mine life.

Sustainability Report

In June 2025, Taseko published its annual Sustainability Report for 2024 entitled C2 (Copper x Community): 2024 Sustainability Report and expects to publish its 2025 Sustainability Report during the third quarter of 2026.

The reports can be viewed and downloaded at Taseko Mines | Sustainability Reports.

Cybersecurity Risk Management

The Company's information and operating technology systems and are designed and developed by management with oversight provided by the Audit and Risk Committee of the Board. The Company has a formal Information Security Policy and an Operations Security Policy, which outline frameworks for managing and protecting information assets, including risk identification and mitigation.

The Company reviews the operational status and approach to technology systems and cybersecurity with management and the Audit Committee (which is comprised entirely of independent directors) on a quarterly basis, at minimum. An external IT audit of general controls and SOX compliance testing is performed annually and the findings are shared with the Board.

The Company has a multi-layered approach to technology systems and cybersecurity, with intentional redundancies to increase protection of valuable data and information. Overall enterprise data security and information technology infrastructure is modeled in accordance with applicable security frameworks and industry best practices.

The Company's IT security function is overseen by the IT Manager, who reports directly to the Company's Chief Financial Officer. To minimize any gaps in cybersecurity expertise and capability, the Company also engages external service providers to assist with technology systems management, maintenance and cybersecurity support. Systems undergo regular data penetration testing and vulnerability assessment to test data security and information technology infrastructure. These security and audit activities are performed by qualified, independent professional service firms which validate the effectiveness of the technology systems and controls that have been implemented.

The Company actively seeks to mitigate information systems and cybersecurity risks by identifying, reviewing and developing risk mitigation and response strategies. A formal cybersecurity incident response plan, as well as a business continuity plan, has been developed for each of the Company's operations.

The Company has established an enterprise cybersecurity awareness training program, KnowBe4 Security Awareness Training, to optimize compliance and effectiveness throughout the organization.

The Company provides a roadmap to deploy process improvements and governance at all operations, aligned with best practices and global frameworks, to enhance cybersecurity programs and protect its operational technology networks. The Board and the Audit and Risk Committee receive updates from management regarding relevant cybersecurity developments.

The Company has not experienced an information security breach to-date.

COMPENSATION DISCUSSION & ANALYSIS

Compensation Philosophy and Objectives

Our executive compensation program is designed to achieve the following objectives:

1. Attract and retain talented and highly qualified executives with the skills and experience to effectively execute the Company's business plan.	The compensation program is structured to be competitive against mining companies of similar size and similar geographical and operational scope and complexity, to ensure that total compensation opportunity is sufficient to attract and retain qualified executives.

2. Motivate superior short- and long-term corporate and individual performance.	While the total compensation opportunity provided by our program is competitive, the large percentage of each executive's compensation package that is variable (or 'at risk' - see pay mix exhibits below) ensures that actual compensation received is contingent upon the achievement of various short- and long-term targets and milestones that are linked to the Company's operational and strategic objectives.

3. Align the interests of executives with those of Shareholders	Short-term cash incentives within the compensation program are tied to objectives within the Company's strategic plan and therefore aligned with the longer-term interests of Shareholders. The large percentage of each executive's compensation package that is delivered via long-term, equity-based awards - as well as our share ownership requirements - ensures that a large component of our executive's compensation is directly aligned over the medium- and longer-term with the Company's Shareholders.

NEO Target Pay Mix

COMPENSATION GOVERNANCE AND RISK MANAGEMENT

The Compensation Committee incorporates risk management principles into its decision-making processes surrounding executive compensation and periodically conducts reviews to consider whether the Company's compensation policies encourage risk taking by the Company. In considering the risks associated with the Company's compensation policies and practices, the nature of the Company's business, and the roles of the Board in overseeing the Company's strategic direction and the Compensation Committee in overseeing the Company's executive compensation program in relation to that strategic direction, the Compensation Committee has concluded that the risks inherent in the Company's compensation policies and practices are unlikely to have a materially adverse effect on the Company. The following table summarizes our compensation governance and risk management practices with detailed descriptions following.

What We Do
Benchmark to industry peers. We benchmark executive and director compensation levels against a group of mining industry peers of similar size and complexity to ensure compensation is fair and competitive with the market.
Target compensation near market median. The Compensation Committee targets executive compensation near the median levels of our peer group, for target levels of performance.
Align executive and Shareholder interests. Executives and directors are required to own Common Shares of the Company to align interests with those of our Shareholders. In addition to our Share Ownership Policy, a significant component (~40% to 50%) of each executive's target compensation is delivered by way of long-term, equity-based incentives. Performance Share Units, which require the achievement of multiple performance hurdles prior to vesting with the executive, comprise roughly half of our executives' equity incentive awards.
Pay for performance. A significant portion (75%) of our CEO's target total direct compensation is at-risk (subject to short- and long-term performance conditions) while between 57% and 69% of our other executives' pay is at-risk, highlighting the correlation between pay and performance.

What We Do
Cap the value of incentive payouts. Payouts under the Annual Performance Incentive cannot exceed 150% of target thereby mitigating the risk of excessive risk taking or unsustainable operational or financial performance to achieve windfall annual incentive awards and also ensure preservation of the Company's capital.
Use informed judgement. The Compensation Committee and the Board retain discretion to adjust individual performance objectives during the year to ensure they remain aligned with the evolving priorities of the Company in light of developments during the year. Discretion may also be exercised to increase or decrease payout levels under the API program following a holistic assessment of the Company's performance, ensuring appropriate pay for performance alignment and providing the flexibility to make reasonable exceptions when necessary.
Have a compensation clawback policy. The Board can recoup incentive payments made to company executives where such incentives were awarded or earned based on results that were subsequently restated.
Retain an independent compensation advisor. The Compensation Committee retains its own independent compensation advisor with the skills and experience to advise on all matters within the Committee's mandate and to ensure Committee members stay current with evolving market practices and stakeholder guidance.
Provide Shareholders with a 'Say-on-Pay'. We conduct an advisory vote at each annual meeting.

What We Don't Do

x Benchmark compensation every year.  While important to ensure our compensation programs remain fair and competitive with the market, benchmarking compensation annually, or in the absence of structural change may artificially escalate compensation levels.

x Re-price. We do not re-price or otherwise exchange equity incentives when previously granted awards lose value.
x Allow hedging of Taseko securities by executives or directors.
x Grant loans to executives or directors.

Hedging Policy

The Company has a restriction on executive officers and directors regarding the purchase of financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of both stock options granted as compensation or equity securities held, directly or indirectly, by the officer or director.  To the Company's knowledge, no officer or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of stock options granted as compensation or equity securities held during the year ended December 31, 2025.

Compensation Clawback Policy

The Board approved a Policy for the Recovery of Erroneously Awarded Incentive Based Compensation (the "Compensation Clawback Policy") effective on October 31, 2023 and in advance of the December 1, 2023 deadline as required by the NYSE American stock exchange.

The Board believes that having a compensation clawback policy is in line with good governance practices.  The Compensation Clawback Policy is designed to facilitate reasonably prompt recovery by the Company of the amount of any incentive-based compensation that is deemed to have been erroneously awarded in the event that the Company is required to restate its financial statements due to material non-compliance with any financial reporting requirement under relevant securities laws.

In the event that the Company is required to prepare an accounting restatement, the Company will reasonably promptly take action to recover the amount of any erroneously awarded incentive-based compensation that has been received by each applicable executive officer:

(a) after beginning services as an executive officer;

(b) who served as executive officer at any time during the performance period for that incentive-based compensation;

(c) while the Company has a class of securities listed on NYSE American (or another national securities exchange in the United States or Nasdaq); and

(d) during the three completed fiscal years immediately preceding the date on which the Company was required to prepare the relevant accounting statement that was the subject of the accounting restatement.

The full text of the Compensation Clawback Policy is contained in Appendix 14 to the Company's Governance Manual which is available for download from the Company's website at www.tasekomines.com.

Executive Share Ownership Policy

The Board has approved share ownership targets for the Company's executive officers as follows:

Participant	Target Ownership Level
CEO	3 times base salary
Other Executive Officers upon recommendation by the CEO, as approved by the Compensation Committee	1 times base salary
Other Executives, as determined by the CEO	0.5 times base salary.

Common Shares, and any other fully vested share awards (excluding options, share appreciation rights and similar leveraged awards) and 50% of PSUs are counted towards share ownership requirements.  For purposes of this policy, Common Shares, vested share awards and PSUs held by executives are valued at the higher of value at the time of award or acquisition and current market value.

Executive officers are expected to fulfill their ownership requirements within five years of becoming subject to the share ownership policy and must retain their Common Shares and invest 50% of the after-tax value of PSU redemptions and option exercises in Common Shares until the target ownership level is met.

Executive	Shareholding Requirement		Current Ownership as at Record Date
		Salary	# of Common Shares	# of PSUs(1)	Total Value(2)	Multiple of Salary
Stuart McDonald President & CEO	3x Salary	$714,800	1,007,269	294,300	$10,113,191	14.1x
Bryce Hamming CFO	1x Salary	$436,100	206,800	139,000	$2,686,866	6.2x
Richard Tremblay COO	1x Salary	$462,500	35,000	139,000	$1,351,980	2.9x
Robert Rotzinger VP Capital Projects	1x Salary	$387,900	215,460	81,500	$2,307,379	5.9x
Sean Magee VP Corporate Affairs	1x Salary	$315,000	96,469	67,500	$1,274,039	4.0x

Notes:

(1) PSUs are counted towards share ownership requirements at 50% of grant amount.

(2) The values in the column were calculated by adding the number of Common Shares and the number of PSUs and multiplying by the higher of the award or acquisition price and the closing share price on December 31, 2025.

External Advice

In each of fiscal 2025 and 2024, the Compensation Committee engaged Lane Caputo Compensation Inc. ("Lane Caputo") to provide independent, third party compensation advice regarding appropriate compensation levels and practices for the company's senior executive team (including the Named Executive Officers (NEOs) and directors, the review of key performance indicators and performance multipliers under the Company's API and PSU Plan, assist with the preparation of the Company's Compensation Discussion & Analysis and to assist the Compensation Committee with other compensation-related matters. The following table discloses fees paid to Lane Caputo for such services.

Activity	2025	2024
Executive & Board Compensation Consulting Fees	$41,913	$66,866
All Other Fees	15,615	28,288
Total Fees	$57,528	$95,154

Benchmarking

In order to benchmark the compensation arrangements of Taseko's executive team during its 2025 review of executive compensation, Lane Caputo developed a peer group of publicly-traded mining companies with similar operations and in similar stages of development.  Special attention was paid to those companies mining base metals and who had their common shares listed on both the TSX and the NYSE American stock exchange. In anticipation of completion of the Florence Copper Project and Taseko becoming a larger, multi-mine producer, adjustments were made to the peer group relative to 2024: two smaller companies were removed (Aurelia Metals Ltd. and Sherritt International Corp.); and were replaced with three larger companies (Calibre Mining Corp., Centerra Gold Inc. and DPM Metals Inc.). This peer group, (the "Compensation Peer Group"), is revisited from time to time by both Lane Caputo and the Compensation Committee to ensure continued comparability to Taseko.

The Compensation Peer Group used for the review of the Company's compensation arrangements in 2025, was comprised of the following 12 companies:

Calibre Mining Corp.(1)	Ero Copper Corp.	Orla Mining Ltd.
Centerra Gold Inc.	Hudbay Minerals Inc.	Sandfire Resources Ltd.
DPM Metals Inc.	Imperial Metals Corp.	Torex Gold Resources Inc.
Endeavour Silver Corp.	New Gold Inc.	Wesdome Gold Mines Ltd.

Note:

(1) Due to corporate changes, this organization was removed from the peer group during 2025.

The following exhibit illustrates Taseko's relative positioning in respect of market capitalization, enterprise value and revenues versus the Compensation Peer Group at December 31, 2025.

Peer Group Statistics	Annual Revenue	Market Capitalization	Enterprise Value
25th Percentile	$1,006,187,918	$3,892,018,762	$3,864,949,862
50th Percentile	$1,478,165,025	$6,274,483,720	$5,257,176,168
75th Percentile	$1,825,009,076	$8,489,502,581	$7,534,857,795
Taseko Mines Ltd.	$672,904,000	$2,800,391,650	$3,443,330,720

The Compensation Committee believes that these companies are appropriate for benchmarking executive compensation because Taseko competes with these companies for executive talent.  However, many of these peers may not be appropriate for other purposes, such as comparing share price performance given that Taseko's Common Share price is closely tied to the price of copper while the share prices of many of the above peers are more closely correlated with precious metals.  In order to benchmark share price performance for the purposes of the component of the API that relates to Relative Total Shareholder Return ("RTSR") and the vesting of the Company's PSUs, the vesting of which is also linked to RTSR, Taseko utilizes a peer group of base metals producers against which the Company competes for investment dollars (the "Performance Peer Group") - please see "2025 Performance Share Unit Awards" below for more information regarding the Performance Peer Group.

Elements of Compensation

The philosophy and objectives of the compensation program are delivered via the following elements of compensation.

Compensation Element	Form of Payment	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the executive role and/or incumbent.	Executives are paid salaries commensurate with those offered by companies in our Compensation Peer Group, with base salaries targeted at the median values of this peer group. In determining the salary levels of the executives, the Compensation Committee also considers each incumbent's experience in the role, internal relativity and individual performance.

Compensation Element	Form of Payment	Purpose of Element	Determination
Annual Performance Incentive ("API")	Cash	To recognize short-term (typically annual) efforts and milestone achievements that are aligned with the long-term success of the Company.

The executive officers of the Company have an opportunity to earn annual performance incentive compensation based on corporate and individual performance within the context of the overall performance of the Company.  The API provides for cash payments when pre-determined corporate and individual objectives are met or exceeded.  While the elements that comprise the corporate component of the API are the same for each senior executive officer, the individual component contains elements that are relevant and pertain directly to the specific role and responsibilities of each senior executive officer.

The range of payment under the API for individual and corporate performance in the year is from 0% - 150% of each executive's target incentive level.

Share Option Plan ("Option Plan")	Common Shares	The Option Plan is designed to promote the long-term success of the Company by strengthening the ability of the Company to attract and retain highly competent employees and promoting greater alignment of interests between executives and Shareholders in the creation of long-term shareholder value.	Under the Company's Option Plan, grants of Options are typically made upon the commencement of an executive's employment with the Company and on an annual basis thereafter at the discretion of the Board. Grants of options are determined by the individual's level in the Company, contribution to corporate performance and the overall competitiveness of the executive compensation package. The Board determines the exercise price of Options at the time of grant, provided that the exercise price may not be lower than the market price at the time of grant. The Board also has the discretion to determine the term of Options, which is not to exceed five years.
Performance Share Unit Plan ("PSU Plan")	Common Shares or cash	Designed to motivate and reward executives to excel against specific operational, financial, strategic and shareholder return targets, often on a relative basis versus relevant indices or peer groups, over successive three-year performance cycles.	Under the PSU Plan, each PSU awarded conditionally entitles the participant to receive one (1) Common Share (or the cash equivalent) upon attaining PSU vesting criteria over a performance period (typically three years). PSUs may, or may not, vest based on performance against pre-established targets or milestones set at the beginning of each performance period. The number actually vesting will be in a range of 0-250% of the number awarded, based on the Compensation Committee's determination of actual performance against these pre-established targets and milestones. The number of PSUs, in conjunction with the number of Options awarded on an annual basis, is determined by the Compensation Committee annually, based upon the overall competitiveness of the compensation program versus peers, the number of outstanding awards on both an individual and aggregate basis and with an eye to the combined dilutive effect to Shareholders of both outstanding and planned employee equity incentive awards.

2025 Compensation Decisions

2025 Annual Performance Incentive (API) Plan

The following target incentive levels and weightings were used in 2025 in determining the API payments for the Company's NEOs.

Executive Officer	2025 Target Incentive (% of Salary)	WEIGHTINGS BY COMPONENT
		Corporate Goals	Individual Goals
Stuart McDonald	100%	80%	20%
Bryce Hamming	75%	60%	40%
Richard Tremblay	75%	60%	40%
Robert Rotzinger	40%	50%	50%
Sean Magee	40%	50%	50%

The following table provides an overview of the 2025 corporate goals, and performance against those goals, for the purposes of the API.

Category	Key Performance Indicator	2025 Goal	2025 Actual	Weighting	Achievement (% of Target)
Gibraltar Mine Operations	Annual copper production vs. budget	129 million lbs.	98 million lbs.	20%	0%
Gibraltar Costs	All-in sustaining costs vs. budget (normalized for Forex)	Budget	Budget + 32%	20%	0%
ESG	Annual safety performance (MA/LTI) frequency(1)	2.5	2.05	10%	0%(1)
	Major spills and non-compliant environmental events	2.0	Zero	10%	150%
Florence Project Construction	Complete construction of the Florence commercial project on budget	On Budget	US $275million	15%	100%
	Complete construction and commissioning of the Florence project on time	First copper production Dec 2025	First copper production Feb 2026	15%	75%
Shareholder	Relative Total Shareholder Return(2)	Median	85th percentile	10%	150%

Note:

(1) Although the MA/LTI frequency for 2025 was better than Target, a discretionary adjustment was made to reduce achievement to 0% due to a serious incident at Gibraltar that resulted in a fatality.

(2) Relative to Performance Peer Group.

After reviewing the actual performance for 2025 versus the corporate performance goals set at the beginning of the fiscal year, the Compensation Committee determined that a final score of 56.3% of target was attributable to the corporate component of the API calculations.

Individual Performance Goals

The following tables provide an overview of the individual performance goals for each NEO for the 2025 fiscal year.  All goals had target and threshold completion dates within the 2025 calendar year, which were then used, in part, by the Compensation Committee to determine the level of achievement of each goal.

Stuart McDonald President & Chief Executive Officer	As President & CEO, Mr. McDonald is responsible for our overall executive leadership and together with the Board develops the Company's strategic plan and implements it. This includes overall responsibility for operating and growing the business while managing risk to create long-term sustainable shareholder value.
Measurement	Weighting
Complete Florence construction and commissioning - on time and on budget.	25%
Complete the New Prosperity settlement agreement and ensure market understanding of the agreement and potential value.	25%
Advance Yellowhead permitting and Technical report update to create shareholder value.	25%
Develop company strategic plan for 2026 and beyond.	25%

Bryce Hamming Chief Financial Officer

As CFO, Mr. Hamming is responsible for periodic financial reporting, maintenance of internal controls, managing the financial risks of the Company, financial planning and forecasting and record keeping.

Measurement	Weighting
Manage short-term cashflow requirements and obtain funding as needed to support Florence construction and ramp-up, including allowance for contingencies.	25%
Implement tax planning strategies to optimize cross-border financing of Florence operations and minimize the Company's tax burden.	25%
Complete the restructuring of the finance team and auditor transition to improve the quarterly financial reporting process.	25%
Ensure that appropriate controls and processes are implemented at Florence to support the transition to commercial operations.	25%

Richard Tremblay Chief Operating Officer	As COO, Mr. Tremblay is responsible for all activities related to the operation of the Company's Gibraltar Mine and Florence Copper Project, as well as engineering and technical services, and all environmental permitting initiatives for the Company's development projects.
Measurement	Weighting
Achieve Budget plan for tons mined at Gibraltar.	25%
Achieve first copper production at Florence on time.	25%
Complete Florence construction project on the approved budget.	25%
Complete Yellowhead Technical Report, including updated costing and economic analysis.	25%

Robert Rotzinger Vice President, Capital Projects	As Vice President, Capital Projects, Mr. Rotzinger is responsible for all major capital projects undertaken by Taseko including Florence Copper, Gibraltar Mine and Yellowhead.
Measurement	Weighting
Complete the planned well installations at Florence on schedule (90 wells).	25%
Complete Florence construction (substantial completion) on schedule.	25%
Complete Florence project on the approved budget.	25%
Complete the planned well installations at Florence on schedule.	25%
Achieve first copper production at Florence on time.

Sean Magee Vice President, Corporate Affairs

As Vice President, Corporate Affairs, Mr. Magee is responsible for all government relations, community and Indigenous relations, public communications and policy development for the Company's current and future operations.

Measurement	Weighting
Complete the New Prosperity settlement agreement, and implement the related communication and relationship strategy.	40%
Improve community and government support for Yellowhead Copper, including project permitting initiatives and economic partnership negotiations.	20%
Advance agreements with Indigenous Nations at Gibraltar Mine.	20%
Develop plan to improve visibility and reputation of Florence Copper project in the production phase (for 2026 and beyond).	20%

The resultant 2025 API payments earned by the Company's NEOs are as follows.

Executive Officer	2025 Salary	2025 Target Incentive (% of Salary)	Corporate		Individual		API Earned
			Performance	Weighting	Performance	Weighting
Stuart McDonald	$714,800	100%	56.3%	80%	106.3%	20%	$473,555
Bryce Hamming	$436,100	75%	56.3%	60%	116.3%	40%	$262,478
Richard Tremblay	$462,500	75%	56.3%	60%	83.8%	40%	$233,273
Robert Rotzinger	$387,900	40%	56.3%	50%	93.8%	50%	$116,370
Sean Magee	$315,000	40%	56.3%	50%	125.0%	50%	$114,188

2025 Performance Share Unit Awards

The PSUs awarded to executives in 2025 vest on the third anniversary of the date of grant contingent upon Taseko's RTSR against the Performance Peer Group, as follows:

Performance Level	Performance Achieved	PSU Vesting
Maximum	RTSR at 90th percentile	250%
Above Target	RTSR at 75th percentile	175%
Target	RTSR at 50th percentile	100%
Threshold	RTSR at 26th percentile	25%
Below Threshold	RTSR below 25th percentile	0%

Linear interpolation is applied to determine percentage PSU vesting for RTSR performance between the performance achievement levels shown in the table above.

The Performance Peer Group is comprised of the following companies:

Amerigo Resources Ltd.	Ero Copper Corp.	Imperial Metals Corp.
Antofagasta Plc.	First Quantum Minerals Ltd.	Lundin Mining Corp
Atalaya Mining Plc.	Freeport-McMoRan Inc.	Teck Resources Ltd.
Capstone Copper Corp.	Hudbay Minerals Inc.

Performance Graph

The following graph compares the total cumulative Shareholder return, including dividend reinvestment, for $100 invested in Common Shares of the Company on the TSX for the past five years versus the cumulative total shareholder return for the S&P Metals and Mining Select Industry Index and the S&P/TSX Global Base Metals Index.

Executive Compensation Alignment with Shareholder Value

The Company's compensation strategy is designed to pay for performance and includes the following philosophical concepts:

  base salary levels are not dependent on share performance; they are determined by internal relativity, individual performance and peer group compensation practices;

  the payment of API is based on the achievement of operational objectives that are intended to drive overall Company performance, with a portion of the API tracking annual shareholder return performance to still allow consideration of short-term shareholder value; and

  the number and value of stock options and PSUs awarded to our executives are based on market competitive levels for such awards.  The value realized from these equity-based incentives is entirely dependent on Taseko's share price performance, creating alignment between executive compensation and Shareholder experience.

As the payment of salary is not linked to share price performance and only a small percentage of API is linked to share price performance, we do not expect there to be a direct correlation between total shareholder return and total cash compensation (salary plus API) in a given period.  The value of stock options and PSUs, however, are directly linked to total shareholder return and are designed to constitute a significant portion of our executives' total compensation.

NEO Total Direct Compensation
5-Year Total Reported Compensation vs Realized/Realizable Total Compensation

As reflected in the chart above, the Company's NEOs realize above-target compensation when Shareholders experience above-market returns over the medium- to long-term. The heavy weighting of equity incentives within the NEO's total compensation mix ensures a strong linkage between Shareholders' experience and the value of the equity incentives held by the Company's NEOs, which is further amplified by the use of PSUs, where the Company's share price performance must outperform that of a basket of copper-focused peers in order for these PSUs to payout near the target value awarded.

The strong performance of the Company's share price from 2023 onward generated realized/realizable value significantly greater than the target (reported) value at the time of grant. The equity incentives granted to NEOs reward share price performance over three- (PSUs) and up to five- (stock options) year periods. The realizable value of the 2023 equity award, for example, reflects the share price growth from 2023 to early 2026 when the Company's share price performance ranked at the 85th percentile of its copper-focused Performance Peer Group and vested at 225% of target. The resulting total compensation for 2023 was 252% higher than target value, a result highly-correlated with Shareholders who realized a +300% increase in value over this same time period. The 2024 and 2025 PSU awards are still unvested and will not vest until January 2027 and January 2028, respectively, when the ultimate value realized will depend heavily on the Company's share price performance to those dates.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Named Executive Officers

In this Circular a "Named Executive Officer" ("NEO") of the Company is an officer or employee of the Company who is:

(a) the Chief Executive Officer ("CEO");

(b) the Chief Financial Officer ("CFO");

(c) one or each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2025.

The following section sets out the compensation paid to the Company's NEOs in the last three fiscal years and summarizes executive contract provisions and related information. For the year ended December 31, 2025, our NEOs were:

• Stuart McDonald - President and Chief Executive Officer ("CEO")

• Bryce Hamming - Chief Financial Officer ("CFO")

• Richard Tremblay - Chief Operating Officer ("COO")

• Robert Rotzinger - Vice President, Capital Projects ("VP Capital Projects")

• Sean Magee - Vice President, Corporate Affairs ("VP Corporate Affairs")

The Compensation Committee provides oversight of the executive compensation program on behalf of the Board. The Compensation Committee is responsible to review, on an annual basis, the compensation paid to the Company's executive officers and directors; to review performance of the Company's executive officers; to make recommendations on officer and director compensation to the Board; and to administer the Stock Option Plan and Performance Share Unit Plan.  See "Committees of the Board of Directors - Compensation Committee" above for more information about the role of the Compensation Committee.

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Summary Compensation Table

The table below is a summary of the compensation received by the NEOs for the last three fiscal years ended December 31, 2025, 2024 and 2023.

Name and principal position	Year	Salary	Share- based awards	Option- based awards(1)	Non-equity incentive plan compensation		Pension value(2)	All Other Compensation	Total Compensation
					Annual incentive plan	Long-term incentive plans
		($)	($)	($)	($)	($)	($)	($)	($)
Stuart McDonald President & CEO	2025	714,800	757,656	802,395	473,555	Nil	131,358	Nil	2,879,764
	2024	690,660	471,700	487,771	735,493	Nil	112,608	Nil	2,498,232
	2023	664,100	606,900	654,817	657,695	Nil	112,608	Nil	2,696,120
Bryce Hamming CFO	2025	436,100	358,020	377,394	262,478	Nil	87,040	Nil	1,521,032
	2024	421,360	222,500	217,940	276,975	Nil	54,540	Nil	1,193,315
	2023	405,150	309,400	313,766	247,050	Nil	54,540	Nil	1,329,906
Richard Tremblay(3) COO	2025	462,500	358,020	377,394	233,273	Nil	162,902	Nil	1,594,089
	2024	446,870	222,500	217,940	276,316	Nil	162,902	Nil	1,326,528
	2023	421,575	309,400	313,766	242,420	Nil	162,902	Nil	1,450,063
Robert Rotzinger VP Capital Projects	2025	387,900	183,600	195,622	116,370	Nil	76,590	Nil	960,082
	2024	374,740	151,300	155,672	151,790	Nil	57,215	Nil	890,717
	2023	360,525	214,200	231,914	137,708	Nil	57,215	Nil	1,001,562
Sean Magee VP Corporate Affairs	2025	315,000	153,000	160,998	114,188	Nil	50,000	Nil	793,186
	2024	304,300	124,600	124,537	127,609	Nil	50,000	Nil	731,046
	2023	292,600	178,500	190,988	111,763	Nil	62,500	Nil	836,351

Notes:

(1) For compensation reporting and financial accounting purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant for all options granted. The Black-Scholes option valuation is determined using the expected term of the stock option (5 years), expected forfeiture rate (0%), expected volatility of the Company's common share price (64%), expected dividend yield (0%), and risk-free interest rate (3.1%).

(2) The amounts reported reflect the Company's contributions to the retirement compensation arrangement trust accounts. An equal amount is remitted to a refundable tax account for each participant held with the Canada Revenue Agency. The accumulated values are subject to graded vesting conditions dependent on the years of service with the Company, as outlined in the terms of the plan. For Mr. Tremblay contributions are to an Insured Retirement Program.

(3) On October 31, 2023 Richard Tremblay was promoted to Chief Operating Officer.

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Incentive Plan Awards - Option-Based and Share-Based Awards

The following table sets out all option-based and share-based awards outstanding as at December 31, 2025, for each NEO:

Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of Shares or units of Shares that have not vested	Market or payout value of share- based awards that have not vested(1)	Market or payout value of vested share based awards not paid out or distributed(2)
	(#)	($)	d -m - y	($)	(#)	($)	($)
Stuart McDonald President & CEO	288,000	2.58	18/01/2027	1,494,720	255,000	1,981,350	Nil
	480,000	2.38	16/01/2028	2,587,200	265,000	2,059,050
	470,000	1.83	19/01/2029	2,791,800	247,600	1,923,852
	463,500	3.06	10/01/2030	2,183,085	-	-
Bryce Hamming CFO	15,000	1.58	01/02/2026	92,850	130,000	1,010,100	Nil
	144,000	2.58	18/01/2027	747,360	125,000	971,250
	230,000	2.38	16/01/2028	1,239,700	117,000	909,090
	210,000	1.83	19/01/2029	1,247,400	-	-
	218,000	3.06	10/01/2030	1,026,780	-	-
Richard Tremblay COO	144,000	2.58	18/01/2027	747,360	130,000	1,010,100	Nil
	230,000	2.38	16/01/2028	1,239,700	125,000	971,250
	210,000	1.83	19/01/2029	1,247,400	117,000	909,090
	218,000	3.06	10/01/2030	1,026,780	-	-
Robert Rotzinger VP Capital Projects	100,000	2.58	18/01/2027	519,000	90,000	699,300	Nil
	170,000	2.38	16/01/2028	916,300	85,000	660,450
	150,000	1.83	19/01/2029	891,000	60,000	466,200
	113,000	3.06	10/01/2030	532,230	-	-
Sean Magee VP Corporate Affairs	100,000	2.58	18/01/2027	519,000	75,000	582,750	Nil
	140,000	2.38	16/01/2028	754,600	70,000	543,900
	120,000	1.83	19/01/2029	712,800	50,000	388,500
	93,000	3.06	10/01/2030	438,030	-	-

Notes:

(1) Calculated based on the closing price of the Common Shares at December 31, 2025 multiplied by the number of notional Common Shares underlying such Awards. For Performance Share Unit (PSU) Awards, calculated based on the closing price of the Common Shares at December 31, 2025 multiplied by the number of notional Common Shares underlying such Awards assuming a payout multiplier of 1.0.

(2) All awards are paid out upon vesting and as such there are no outstanding awards that have vested.

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Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out all incentive plan values vested (or earned) during the twelve months ended December 31, 2025, for each NEO:

Named Executive Officer	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year(2) ($)
Stuart McDonald	250,733	357,408	473,555
Bryce Hamming	114,567	178,704	262,478
Richard Tremblay	114,567	178,704	233,273
Robert Rotzinger	82,767	129,064	116,370
Sean Magee	66,867	129,064	114,188

Notes:

(1) These amounts reflect the aggregate dollar value that would have been realized if all stock options that vested in 2025 were exercised on the applicable vesting date.

(2) These amounts are API awards paid for performance in 2025.

Pension Plan Benefits

The Company has established retirement compensation arrangements to provide benefits to Messrs.  McDonald, Hamming, Tremblay, Rotzinger and Magee on or after retirement as a means of facilitating a long-term commitment to the Company by each NEO, thereby ensuring a consistent senior technical team to drive the Company's projects forward.

The Taseko RCA Trusts ("RCA Trusts") are registered defined contribution pension plans under the Income Tax Act (Canada) established for the benefit of Messrs. McDonald, Hamming, Rotzinger and Magee.  The assets in the RCA Trusts are invested in accordance with the individual participants' election from the investment options offered by the RCA Trusts.  Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under his RCA Trust.  An Insured Retirement Program ("IRP") has been established for Mr. Tremblay to provide retirement income subject to the vesting conditions of his reward for tenure.

The following table sets forth the accumulated equity inside the defined contribution pension plans, subject to individual vesting conditions as outlined in the terms of the retirement benefit plan, for each of the NEOs:

Name	Accumulated value at January 1, 2025 ($)	Compensatory(1) ($)	Accumulated value at December 31, 2025(2) ($)
Stuart McDonald	894,234	131,358	1,180,033
Bryce Hamming	236,307	87,040	350,785
Richard Tremblay	551,289	162,902	739,605
Robert Rotzinger	487,289	76,590	600,210
Sean Magee	128,053	50,000	193,530

Notes:

(1) The amounts reported for Messrs. McDonald, Hamming, Rotzinger and Magee reflect the Company's contributions to the RCA Trust accounts. An equal amount is remitted to a refundable tax account for each participant held with the Canada Revenue Agency. The amount reported for Mr. Tremblay reflects the Company's contributions to the IRP. The accumulated values are subject to graded vesting conditions dependent on the years of service with the Company, as outlined in the terms of each plan.

(2) Year-end accumulated value can be considerably less than starting value plus compensatory deposits as year-end accumulated value reflects penalties and surrender charges for early plan withdrawal (i.e. at December 31, 2025).

Termination and Change in Control Benefits

Written employment agreements are in place between the Company and each of the NEOs.  Under the terms of these agreements, the NEOs are provided with specific payments in the event of termination as follows:

Termination Event	Executive Officer	Entitlements
		Base Salary	STIP	LTIP
Termination without Cause	Stuart McDonald, Richard Tremblay	CEO's and COO's base salary multiplied by the CEO's and COO's Notice Period (18 months), plus a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date.	None	None
	Bryce Hamming, Robert Rotzinger, Sean Magee	NEO's base salary multiplied by the NEO's Notice Period (12 months), plus a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date.	None	None
Termination without cause or resignation within 12 months following a change of control (as defined under the employment agreements but which are considered customary)	Stuart McDonald, Bryce Hamming, Richard Tremblay	CEO's, CFO's, COO's base salary multiplied by the CEO's, CFO's, COO's Notice Period (24 months), plus a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date.	The monthly equivalent of the most recently earned and paid or payable annual bonus multiplied by the respective Notice Period (24 months).	All of the CEO's, CFO's and COO's outstanding options will immediately vest and may be extended past termination of employment for up to three years (CEO) and two years (CFO and COO), but not past the expiry of the original option term. All PSUs will immediately vest and be paid out.
Robert Rotzinger, Sean Magee	NEO's base salary multiplied by the NEO's Notice Period (12 months), plus a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date.	The monthly equivalent of the most recently earned and paid or payable annual bonus multiplied by the respective Notice Period (12 months).	All of the NEO's outstanding options will immediately vest and may be extended past termination of employment for up to two years but not past the expiry of the original option term.
All PSUs will immediately vest and be paid out.

In addition to the foregoing, the terms of the RCA Trusts for the CEO, CFO, Vice President, Capital Projects and Vice President, Corporate Affairs, and the reward for tenure governing the IRP for the COO, state that, in the event that a NEO is terminated by the Company without cause or resigns, including after a change of control, and the NEO in question is not fully vested in the RCA Trust or IRP, a NEO is entitled to receive a proportionate amount of the accumulated value of his RCA Trust or IRP depending upon both the nature of the termination or change in control and the number of years of service of the executive, as defined in the RCA Trusts or reward for tenure, respectively.  Under the terms of the relevant RCA Trust agreements, in the event of a change of control the Company is required to make all remaining employee contributions under the RCA Trusts.  Under the terms of the reward for tenure governing the IRP, in the event of a change of control and the executive's termination without cause or resignation, the Company is required to make a lump-sum payment equal to 12 months premiums.

The estimated incremental payments from the Company to each of the NEOs on (i) termination without cause or (ii) termination without cause or resignation within 12 months following a change of control, assuming the triggering event occurred on December 31, 2025, are as follows:

NEO		Termination Without Cause	Change of Control
		($)	($)
Stuart McDonald	Salary	1,072,200	1,429,600
	Annual Incentive Plan(1)	N/A	947,110
	Share-based Awards	N/A	5,964,252
	Option-based Awards	N/A	4,906,685
	Pension Plan Benefits	N/A	2,889,876
Bryce Hamming	Salary	436,100	872,200
	Annual Incentive Plan(1)	N/A	524,956
	Share-based Awards	N/A	2,890,440
	Option-based Awards	N/A	2,271,613
	Pension Plan Benefits	N/A	348,160
Richard Tremblay	Salary	693,750	925,000
	Annual Incentive Plan(1)	N/A	466,546
	Share-based Awards	N/A	2,890,440
	Option-based Awards	N/A	2,271,613
	Pension Plan Benefits	N/A	325,804
Robert Rotzinger	Salary	387,900	387,900
	Annual Incentive Plan(1)	N/A	151,790
	Share-based Awards	N/A	1,825,950
	Option-based Awards	N/A	1,431,663
	Pension Plan Benefits	N/A	1,072,260
Sean Magee	Salary	315,000	315,000
	Annual Incentive Plan(1)	N/A	114,188
	Share-based Awards	N/A	1,515,150
	Option-based Awards	N/A	1,164,763
	Pension Plan Benefits	N/A	100,000

Note:

(1) Other than amounts which are fully earned and payable as at the date of termination.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO's responsibilities.

DIRECTOR COMPENSATION

The following section pertains to the compensation arrangements the Company has with the non-employee directors (i.e. all directors other than Mr. McDonald). Mr. McDonald does not receive additional compensation for serving as a director.

Philosophy and Objectives

The main objective of director compensation is to attract and retain directors with the relevant skills, knowledge and the abilities to carry out the Board's mandate and enhance the sustainable profitability and growth of the Company.  Like the philosophy adopted for executive compensation, the total direct compensation provided to independent directors (which includes both fixed elements of pay (cash) plus the value of long-term compensation) is targeted to be above-market (between 50th and 75th percentile) for above average share price performance.

Alignment with Shareholders

In order to appropriately align the interests of members of the Board with those of the Company's shareholders, the Board has adopted share ownership guidelines as set out in the Company's Governance Manual, a copy of which is available on the Company's website (www.tasekomines.com). In April 2024, the Board of Directors increased the share ownership guidelines such that, as at December 31, 2025 the Governance Manual provides that an appropriate level of stock ownership for each non-employee director represents a value which is equal to four times annual fees and should be acquired over a period of not more than five years.

Director	Shareholding Requirement	Retainer ($)	Current Shareholdings
			Common Shares (#)	DSUs (#)	Total Value(1) ($)	Multiple of Retainer
Anu Dhir	4x Annual Retainer	80,000	232,000	411,069	4,996,646	62.5x
Robert A. Dickinson	4x Annual Retainer	80,000	0	694,688	5,397,726	67.5x
Russell Hallbauer	4x Annual Retainer	80,000	2,259,570	154,995	18,761,170	234.5x
Rita Maguire	4x Annual Retainer	80,000	161,213	127,500	2,243,300	28.0x
Peter C. Mitchell	4x Annual Retainer	80,000	74,000	189,950	2,050,892	25.6x
Kenneth W. Pickering	4x Annual Retainer	80,000	137,000	367,243	3,917,968	49.0x
Crystal D. Smith(2)	4x Annual Retainer	80,000	Nil	41,300	320,901	4.0x
Ronald W. Thiessen	4x Annual Retainer	215,000	1,697,484	964,760	20,685,636	96.2x

Note:

(1) Values were calculated by adding the number of Common Shares and the number of DSUs and multiplying by closing share price on December 31, 2025.

(2)  Ms. Smith was appointed to the Board on November 6, 2024.

Benchmarking

From time to time, the Compensation Committee reviews the compensation arrangements for the Company's independent directors and enacts changes to pay elements and/or strategy, as required, to better align with current market practices and good corporate governance guidelines.

Current Compensation Arrangements:

For 2025, the cash elements of compensation for the Company's independent directors was as follows: an annual director's fee of $80,000, $20,000 for the Audit and Risk Committee Chairperson, $15,000 for the Compensation Committee Chairperson, $12,500 for other Committee Chairpersons, $7,500 for members of the Audit and Risk Committee and $5,500 for members of other Committees; fees are not paid for attendance at board or committee meetings.  The Chairman of the Board receives an additional retainer of $135,000 for that role.

In 2013, the Company adopted the Non-Employee Director Deferred Share Unit ("DSU") Plan (the "DSU Plan") for non-employee directors.  Each non-employee director of the Company (i.e. all directors other than Mr. McDonald) is eligible to receive a combination of stock options and DSUs for director long-term incentive compensation.

Director Compensation Table

The following table sets forth the compensation provided to the non-employee directors of the Company for the fiscal year ended December 31, 2025.

Name of Director	Fees earned(1) ($)	Share- based awards(2) ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
Anu Dhir(7)	105,500	97,614	25,794	Nil	Nil	Nil	228,908
Robert A. Dickinson	91,000	97,614	25,794	Nil	Nil	Nil	214,408
Russell Hallbauer	91,000	97,614	25,794	Nil	Nil	Nil	214,408
Rita Maguire	85,500	97,614	25,794	Nil	Nil	Nil	208,908
Peter C. Mitchell(6)	111,000	97,614	25,794	Nil	Nil	Nil	234,408
Kenneth Pickering(4)(5)	113,000	97,614	25,794	Nil	Nil	Nil	236,408
Crystal D. Smith	80,000	97,614	25,794	Nil	Nil	Nil	203,408
Ronald W. Thiessen	222,500	127,296	33,758	Nil	Nil	Nil	383,554

Notes:

(1) Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees and chairman fees.

(2) The dollar amount based on the grant date fair value of the award for a covered financial year, received in deferred share units or an equivalent cash payment in lieu thereof.

(3) For compensation reporting and financial accounting purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant for all options granted. The Black-Scholes option valuation is determined using the expected term of the stock option (5 years), expected forfeiture rate (0%), expected volatility of the Company's common share price (64%), expected dividend yield (0%), and risk-free interest rate (3.1%).

(4) Environmental, Health and Safety Committee Chair.

(5) Compensation Committee Chair.

(6) Audit and Risk Committee Chair.

(7) Nominating and Governance Committee Chair.

The following table sets out all option-based awards outstanding as at December 31, 2025, for each non-employee director.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the- money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share based awards not paid out or distributed(2)
	(#)	($)	d - m - y	($)	(#)	($)	($)
Anu Dhir	16,000	1.58	01/02/2026	99,040	Nil	Nil	3,112,274
	12,000	2.58	18/01/2027	62,280	-	-	-
	20,800	2.38	16/01/2028	112,112	-	-	-
	18,000	1.83	19/01/2029	106,920	-	-	-
	14,900	3.06	10/01/2030	70,179	-	-	-
Robert A. Dickinson	16,000	1.58	01/02/2026	99,040	Nil	Nil	5,318,954
	12,000	2.58	18/01/2027	62,280	-	-	-
	20,800	2.38	16/01/2028	112,112	-	-	-
	18,000	1.83	19/01/2029	106,920	-	-	-
	14,900	3.06	10/01/2030	70,179	-	-	-
Russell Hallbauer	12,000	2.58	18/01/2027	62,280	Nil	Nil	1,123,154
	20,800	2.38	16/01/2028	112,112	-	-	-
	18,000	1.83	19/01/2029	106,920	-	-	-
	14,900	3.06	10/01/2030	70,179	-	-	-
Rita Maguire	39,000	1.58	01/02/2026	241,410	Nil	Nil	917,637
	39,000	2.58	18/01/2027	202,410	-	-	-
	20,800	2.38	16/01/2028	112,112	-	-	-
	18,000	1.83	19/01/2029	106,920	-	-	-
	14,900	3.06	10/01/2030	70,179	-	-	-
Peter C. Mitchell	6,000	1.83	19/01/2029	35,640	Nil	Nil	1,402,874
	9,933	3.06	10/01/2030	46,784	-	-	-
Kenneth Pickering	16,000 12,000 20,800 18,000 14,900	1.58 2.58 2.38 1.83 3.06	01/02/2026 18/01/2027 16/01/2028 19/01/2029 10/01/2030	99,040 62,280 112,112 106,920 70,179	Nil - - - -	Nil - - - -	2,770,394 - - - -
Crystal D. Smith	14,900	3.06	10/01/2030	70,179	Nil	Nil	247,863
Ronald W. Thiessen	25,000	1.58	01/02/2026	154,750	Nil	Nil	7,401,391
	18,000	2.58	18/01/2027	93,420	-	-	-
	31,200	2.38	16/01/2028	168,168	-	-	-
	27,000	1.83	19/01/2029	160,380	-	-	-
	19,500	3.06	10/01/2030	91,845	-	-	-

Notes:

(1) Calculated based on the difference between the closing price of the Common Shares at December 31, 2025 on the TSX and the exercise price of the Options.

(2) All DSUs vest immediately upon the grant of such DSUs but cannot be redeemed until the director holding such DSUs ceases to be a director of the Company. Calculated based on the number of DSUs held at December 31, 2025 multiplied by the price per Common Share on the TSX on December 31, 2025.

The following table sets out all incentive plan value vested (or earned) during the year ended December 31, 2025, for each non-employee director.

Name	Option-based awards - Value vested during the year(1) ($)	Share- based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Anu Dhir	9,997	97,614	Nil
Robert A. Dickinson	9,997	97,614	Nil
Russell Hallbauer	9,997	97,614	Nil
Kenneth Pickering	9,997	97,614	Nil
Rita Maguire	9,997	97,614	Nil
Peter C. Mitchell	9,997	97,614	Nil
Crystal D. Smith	-	97,614	Nil
Ronald W. Thiessen	14,996	127,296	Nil

Note:

(1) These amounts reflect the aggregate dollar value that would have been realized if all options that vested in 2025 were exercised on the applicable vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As described above, in order to provide a non-cash incentive for directors, officers, employees and other service providers whose on-going efforts are critical to the success of the Company, the Board adopted the Option Plan, as well as the PSU Plan. Both the Option Plan and the PSU Plan were last approved by the Shareholders at the Company's annual general meeting held on June 13, 2024.  The Company is required by TSX Policies to seek Shareholder approval to ratify any material amendments to the Option Plan and approve its continuation every three years by ordinary resolution.

The Option Plan is designed to promote the long-term success of the Company by strengthening the ability of the Company to attract and retain highly competent employees and promote greater alignment of interests between executives and Shareholders in the creation of long-term Shareholder value.  This alignment of interests is facilitated by the strike price of each option granted; if there is no appreciation in Taseko's Common Share price from the price at the date of grant of options, no value will accrue to the Options held by executives.

The PSU Plan is designed to further strengthen the link between NEO compensation to Shareholder value creation.  Each PSU awarded conditionally entitles the Participant (as defined in the PSU Plan) to receive that number of Common Shares thereunder equal to between zero and 2.5x the number of PSUs issued in the event of sub-par or exemplary relative total shareholder return, respectively.

The Company adopted a deferred share unit plan (the "DSU Plan") for non-employee directors, effective February 15, 2013.  The DSU Plan provides for an annual grant of deferred share units (each, a "DSU") DSUs to each non-employee director of the Company, or an equivalent cash payment in lieu thereof. The DSU Plan was first adopted to assist in Participants, who are restricted to non-employee directors, in complying with the Company's Common Share ownership guidelines.  The number of DSUs granted annually are determined by dividing the annual cash grant set by the Board by the weighted average price of the Common Shares over the five business days before the date of the grant. DSUs vest immediately upon grant and are paid out in cash when a Participant ceases to be a director of the Company. The DSU Plan contemplates that all DSUs are to be paid out in cash, which is determined by multiplying the number of DSUs to be settled by the weighted average price of the Common Shares over the five business days before the settlement of the DSUs. At the Meeting, shareholders will be asked to approve certain amendments to the DSU Plan to include, among other things, the option to settle DSU's through the issuance of Common Shares.  Please refer to Particulars of Matters to be Acted upon - Amended and Restated Deferred Share Unit Plan and Amendment to the Share Option Plan.

Pursuant to the Option Plan, a maximum of 9.5% of the issued and outstanding Common Shares may be reserved for issuance upon exercise of Options.  Options may be granted up to this limit at the discretion of the Board, or the Compensation Committee, to eligible optionees (the "Optionees").  This type of plan is called a "rolling" or an "evergreen" plan because as options are exercised, the base of outstanding issued Common Shares on which the 9.5% increment applies increases.

At the date of this Information Circular, there were Options to purchase an aggregate of 7,011,631 Common Shares outstanding, and together with 2,853,600 outstanding PSUs representing outstanding share-based compensation grants totaling, upon exercise, 9,865,231 Common Shares, being approximately 2.7% of the issued and outstanding Common Shares.  The total number of Common Shares available for exercise of securities issued under all share-based compensation arrangements at any one time may not exceed 9.5% of the total number of issued and outstanding Common Shares.

The Board is of the view that together the share-based compensation plans provide the Company with the flexibility necessary to attract and maintain services of senior executives and other employees and directors by offering competitive compensation relative to other companies in the industry.

The Compensation Committee approves base salaries, annual cash incentives and all share-based compensation including PSUs, and option grants to executive officers.  The Compensation Committee also approves DSU grants to non-employee Directors.  Options are granted at other times of the year to individuals commencing employment with the Company.  The Option exercise price is the market price at the grant date in accordance with TSX policies.

Securities authorized for issuance

At the Company's December 31, 2025 financial year-end, there were 361,099,176, issued Common Shares.  Pursuant to the 2024 Share Option Plan and Performance Share Unit Plan, the Company may issue up to a maximum of 9.5% of the Common Shares, being a maximum of 34,304,421 Common Shares under all share compensation arrangements.  The following table sets out equity compensation plan information as at the Company's December 31, 2025 financial year end.

Plan Category	Number of securities to be issued upon exercise of outstanding options, under equity compensation plans (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Share Option Plan(2)	8,496,038	$2.45	14,975,408
Performance Share Unit Plan(3)	3,544,600	N/A	7,288,375
Deferred Share Unit Plan(4)	N/A	N/A	N/A
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	12,040,638	N/A	22,263,783

Notes:

(1) The maximum number of PSUs outstanding from time to time under the PSU Plan shall not exceed 3% of the number of outstanding Common Shares.  The maximum number of Common Shares issuable pursuant to all Security Based Compensation Arrangements, including the Share Option Plan and the PSU Plan, at any time may not exceed 9.5% of the number of outstanding Common Shares.

(2) 8,496,038 Options was 2.4% of the issued and outstanding Common Shares at December 31, 2025, leaving 14,975,408 options available for grant under the Option Plan, being 4.1% of the issued and outstanding Common Shares at December 31, 2025.

(3) 3,544,600 PSUs was 1% of the issued and outstanding Common Shares at December 31, 2025, leaving 7,288,375 PSUs available for grant under the PSU Plan, being 2% of the issued and outstanding Common Shares at December 31, 2025.

(4) The Company's DSU Plan contemplates that all DSUs are settled in cash.

The following table sets out the annual burn rate(1) for each equity compensation plan:

Equity Incentive Plan	For the fiscal year ended December 31,
	2025	2024	2023
The Stock Option Plan	0.9%	1.0%	1.0%
The PSU Plan(2)	0.4%	0.5%	0.3%
The DSU Plan(3)	N/A	N/A	N/A

Notes:

(1) The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable fiscal year divided by the weighted average number of securities outstanding for the applicable fiscal year.

(2) PSUs granted to the date of this Circular are subject to vesting and multiplier conditions that can result in the issuance of that number of Common Shares thereunder equal to between zero and 2.5x of the number of PSUs issued in the event of sub-par or exemplary relative total shareholder return, respectively. See "Elements of Compensation - Performance Share Unit Plan" above.

(3) The Company's DSU Plan contemplates that all DSUs are settled in cash.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2025, or has any interest in any material transaction in the current year other than as set out herein or in a document disclosed to the public.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

In addition to the annual matters requiring Shareholder action, which are described in detail above, namely the election of directors and appointment of the auditors for the ensuing year, the Company is seeking Shareholder approval of the matters listed below.

A. Name Change Resolution

The Company proposes to change the name of the Company to "Trekor Metals Limited" or such other name that the Board may approve (the "Name Change").

The Company has proposed the Name Change in order to better reflect the Company's growing business and expanded asset base (see accompanying Message to Shareholders or News Release dated May 26 for more background on the name change). If approved, the effective date of the Name Change will be the date of issuance of a Certificate of Name Change and updated Notice of Articles by the BCBCA Registrar in respect of the Name Change, which is expected to be obtained immediately following the Meeting or as soon as practicable thereafter.

If shareholders approve the Name Change Resolution at the Meeting, and subject to the receipt of applicable regulatory approvals (including the approval of the TSX), the Company intends to complete all filings necessary to effect the name change at a time determined by the Board. Prior to effecting the name change, the Company will issue a news release prior to announce the specific timing for the effectiveness of the name change.

The name change will not affect any of the Company's rights or obligations or the rights of shareholders.

The Company is not forwarding letters of transmittal to Shareholders for their use in transmitting existing share certificates in exchange for new share certificates giving effect to the Name Change. Instead, in the event that the Name Change is approved by the requisite majority of Shareholders at the Meeting and the Certificate of Name Change and updated Notice of Articles are subsequently filed to give effect thereto, each existing certificate reflecting the current name of the Company shall continue to be a valid share certificate of the Company until such certificate is transferred, re-registered or otherwise exchanged.

The Name Change requires Shareholder approval by a "ordinary resolution", which is a resolution passed by a majority of not less than one-half of the votes cast by eligible Shareholders present in person or by proxy who vote in respect of that resolution at the Meeting. The Name Change is also subject to the Company obtaining all required regulatory approvals, including TSX approval.

At the Meeting, Shareholders will be asked to consider, and if thought appropriate, to pass with or without variation, the following ordinary resolution to effect the Name Change:

"BE IT RESOLVED, as an ordinary resolution, that:

1. the name of the Company be changed from "Taseko Mines Limited" to "Trekor Metals Limited" or such other name(s) that the board of directors of the Company (the Board), in its sole discretion, deems appropriate and as may be approved by regulatory authorities (including the Toronto Stock Exchange (the "Name Change");

2. upon the Notice of Alteration in respect of the Name Change becoming effective in accordance with the Act, the Notice of Articles and the Articles of the Company be altered accordingly;

3. any director or officer of the Company is hereby authorized and directed to execute, deliver and file, or cause to be delivered and filed, the Notice of Alteration with the British Columbia Registrar of Companies under the Act (the Registrar), and legal counsel to the Company be appointed as the agent for the Company to electronically file the Notice of Alteration to reflect the Name Change with the Registrar;

4. notwithstanding that this resolution has been duly passed by the shareholders of the Company, the Board is hereby authorized and empowered, if it decides not to proceed with the Name Change, to revoke this resolution in whole or in part at any time prior to it being given effect without further notice to, or approval of, the shareholders of the Company; and

5. any one director or officer of the Company is hereby authorized and directed, for and in the name of and on behalf of the Company, to execute and deliver all such agreements, documents, certificates, notices and instruments and to take such actions and do such things as such director or officer may, in such director or officer's discretion, determine necessary, advisable or useful to carry out the purpose and intention and of the foregoing resolution, such determination to be conclusively evidenced by the execution of such agreement, document, certificate, notice or instrument or the doing of such act or thing.

To pass, the Name Change Resolution must be approved by a majority vote of the Common Shares voted, in person or by proxy, on the resolution.

The Board unanimously recommends that Shareholders vote FOR the Name Change Resolution set out above. In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the Name Change Resolution.

The management proxyholders intend to vote FOR the Name Change Resolution, except in relation to Common Shares held by a Shareholder who instructs otherwise.

B. Amended and Restated Deferred Share Unit Plan for Non-Employee Directors and Amendment of Share Option Plan

The Company adopted a deferred share unit plan (the "DSU Plan") for non-employee directors, effective February 15, 2013.  The DSU Plan provides for an annual grant of deferred share units (each, a "DSU") DSUs to each non-employee director of the Company, or an equivalent cash payment in lieu thereof. The DSU Plan, which is restricted to non-employee directors, was first adopted to assist in non-employee Directors in complying with the Company's Common Share ownership guidelines.  Non-employee directors who receive a DSU grant are called "Participants" in this Information Circular. The number of DSUs granted annually are determined by dividing the annual cash grant set by the Board by the weighted average price of the Shares over the five business days before the date of the grant. DSUs vest immediately upon grant and are paid out in cash when a Participant ceases to be a director of the Company. The DSU Plan contemplates that all DSUs are to be paid out in cash, which is determined by multiplying the number of DSUs to be settled by the weighted average price of the Shares over the five business days before the settlement of the DSUs. Under recent amendments to the DSU Plan that are effective and not subject to Shareholder approval, non-employee directors may also now elect to receive their annual cash director fees in the form of DSUs (an "Optional Deferral").

At the Meeting, Shareholders will be asked to approve certain amendments to the DSU Plan to provide Participants and the Company the option to settle DSU's with Common Shares.  Pursuant to the amendments, each DSU will be settled for either cash or one Common Share.  The resolution approving the amendments to the DSU Plan will also approve an amendment Company's Share Option Plan which restricts the grant of share compensation to non-employee directors to 1% of the Common Shares outstanding from time to time.

In addition to approving amendments to the DSU Plan, the approval of Shareholders will also be sought to permit the Company to settle currently outstanding DSUs with Common Shares.  Currently 2,951,505 DSUs are outstanding, which, if all are settled for Common Shares, will result in the issue of an aggregate of 2,951,505 Common Shares, representing 0.81% of the current issued and outstanding Common Shares.  Participants in the DSU Plan, who are all non-employee directors, currently hold the following number of DSUs:

Name of Director	Number of DSU's Held	Percentage of Current Issued and Outstanding
Anu Dhir	411,069	0.11%
Robert A. Dickinson	694,688	0.19%
Russell Hallbauer	154,995	0.04%
Rita Maguire	127,500	0.03%
Peter C. Mitchell	189,950	0.05%
Kenneth W. Pickering	367,243	0.10%
Crystal D. Smith	41,300	0.01%
Ronald W. Thiessen	964,760	0.26%
Total:	2,951,505

The TSX has conditionally approved the proposed amendments to the Company's existing Amended and Restated Deferred Share Unit Plan for Non-Employee Directors, subject to approval of the Shareholders (the "Amended and Restated DSU Plan").

The amendments to the Amended and Restated DSU Plan that are subject to Shareholder approval provide as follows:

1) The amendment or termination provisions have been updated to specify amendments requiring Shareholder approval and those to be made at the discretion of the Board, specifically as follows:

(1) The Board may, without notice, at any time and from time to time, and without shareholder approval, amend the Amended and Restated DSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate:

(a) for the purposes of making formal minor or technical modifications to any of the provisions of the Amended and Restated DSU Plan,

(b) to correct any ambiguity, defective provision, error or omission in the provisions of the Amended and Restated DSU Plan,

(c) an amendment that cancels or restricts the right of a Participant or the Company to settle DSUs in Shares; or

(d) to terminate or cancel DSUs or the Plan;

provided that:

(e) no amendment of the Amended and Restated DSU Plan be made without the consent of each affected Participant if such amendment would adversely affect the rights of such affected Participant(s) under the Amended and Restated DSU Plan; and

(f) Shareholder approval is required for any amendment that results in:

(i) an increase in the maximum number of Common Shares issuable pursuant to the Plan;

(ii) any change to the definition of "Annual Grant", "Grant Amount" or "Optional Deferral";

(iii) other types of compensation through Share issuance;

(iv) an expansion of the rights of a Participant to assign DSUs;

(v) the addition of additional categories of Participants; or

(vi) any amendment provisions of the Amended and Restated DSU Plan that will increase the Corporation's ability to amend the Amended and Restated DSU Plan without shareholder approval.

(2) If the Board terminates the Plan, DSUs previously credited will, at the discretion of the Board, either (a) be settled immediately in accordance with the terms of the Amended and Restated DSU Plan in effect at such time, or (b) remain outstanding and in effect and settled in due course in accordance with the applicable terms and conditions, in either case without Shareholder approval."

2) The aggregate number of Common Shares that may be reserved for Shares that may be reserved for issuance on settlement of DSU's outstanding under the Amended and Restated DSU Plan shall not exceed 1.5% of the number of issued and outstanding Shares from time to time. The maximum number of Shares issued pursuant to the Amended and Restated DSU Plan within any one-year period shall not exceed 1.5% of the total number of outstanding Shares from time to time. The maximum number of Shares that may be issued pursuant to the Amended and Restated DSU Plan, when combined with Shares issued to Insiders under all the Company's other Security Based Compensation Arrangements, shall not exceed 2% of the issued Shares within any 12 month period, and the maximum number of Shares that may be made issuable to Insiders pursuant to all Security Based Compensation Arrangements, including Shares issuable pursuant to the Amended and Restated DSU Plan at any time, shall not exceed 9.5% of the total number of outstanding Shares from time to time. These limits are consistent with the Company's other share-based compensation arrangements.

3) The Amended and Restated DSU Plan specifically provides that a Participant that elects settlement of DSU's through the issuance of Shares, the Participant has no shareholder rights until the date the Shares are issued to the Participant.

4) In addition to settling DSU's in cash, the Amended and Restated DSU Plan allows for the settlement of DSU's through the issuance of Shares or a combination of Shares and cash.  In addition, the Board has the discretion to override the Participant's elected settlement method and settle DSUs in cash or Shares as the Board determines. Shares issued for settlement of DSUs may be issued from treasury or purchased on the open market.

5) Where a Participant fails to file a redemption notice, the deemed redemption now defaults to cash payment, but the Board retains discretion to settle in Shares.

No DSU or other benefits under the Amended and Restated DSU Plan shall be transferable or assignable by a Participant except by will or laws of descent and distribution.  There are no limitations on the number of DSUs any one Participant may hold; however, the aggregate number of DSUs granted under the Amended and Restated DSU Plan is limited to 1.5% of the outstanding Common Shares from time to time.  The Amended and Restated DSU Plan does not include provisions for financial assistance of Participants.

In addition to the foregoing amendments to the Amended and Restated DSU Plan, Shareholders are also being asked to approve an amendment to the Company's Share Option Plan that restricts the number of Common Shares that may be made issuable to non-employee directors to not more than 1% of the outstanding Common Shares. The restriction is set out in Section 2.8(c) of the Share Option Plan and is reproduced below.

"(c) Common Shares issuable to directors who are independent directors (as defined in §1.4 and 1.5 of National Instrument 52-110) of the Company, which when combined with all of the Company's other Share Compensation Arrangements currently in effect for their benefit (for avoidance of doubt excluding any previously exercised Options or other Share Compensation Arrangement already paid), not to exceed 1% of the Outstanding Shares; provided as well that Common Shares issuable under Options and other Share Compensation Arrangements currently in effect which have been granted to:

(i) any director who was non-independent at the time of grant of Options but who subsequently became an independent director; and

(ii) any director who was an independent director at the time of grant of Options but subsequently becomes a non-independent director;"

As the Amended and Restated DSU Plan will permit the Company to settle existing DSUs with Common Shares at the discretion of the Board, the removal of Section 2.8(c) of the Share Option Plan will maintain room for the Company to grant future compensation awards that may be settled with Common Shares to non-employee Directors.

Based on the foregoing, Shareholders are asked to consider and, if thought advisable, to pass the following ordinary resolution approving the Amended and Restated DSU Plan and amendment to the Share Option Plan (the "DSU Plan Resolution"), with or without variation:

"BE IT RESOLVED, as an ordinary resolution, that:

1. the  Amended and Restated Deferred Share Unit Plan, as approved by the Board of Directors of the Company and described in the Company's Information Circular allowing for the issuance of a maximum of that number of Common Shares from treasury equal to 1.5% of the Common Shares of the Company issued and outstanding from time to time, a copy of which is filed on SEDAR+ at www.sedarplus.ca, be and is hereby ratified, confirmed and approved until June 24, 2029 and all currently available and unallocated Deferred Share Units issuable pursuant to the Amended and Restated DSU Plan be and are hereby approved and authorized for grant until June 24, 2029;

2. the Company is authorized to settle the 2,951,505 previously issued and currently outstanding DSUs as described in the Company's management information circular dated May 12, 2026 with Common Shares of the Company at the discretion of the Board of Directors;

3. the Company's Share Option Plan dated effective April 26, 2024 be amended by deleting Section 2.8(c) in its entirety; and

4. any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, whether under the common seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to these resolutions."

The Board unanimously recommends that Shareholders vote FOR the DSU Plan Resolution set out above. In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the DSU Plan Resolution, including for the Common Shares to be allocated and set aside for issuance under the Amended and Restated DSU Plan. A simple majority of the votes cast by Shareholders present in person or by proxy is required to approve and pass the DSU Plan Resolution.  If the Shareholders do not approve the Amended and Restated DSU Plan, then the existing DSU Plan will remain in place, and be subject to settlement in cash only.

C. Advisory Resolution on Company's Approach to Executive Compensation (Say-on-Pay)

The Board believes that Shareholders should have the opportunity to not only fully understand the objectives, philosophies and principles the Board has used in its approach to executive compensation decisions but to also have an annual advisory vote on such approach to executive compensation.  The purpose of the Say-on-Pay advisory vote is to provide appropriate director accountability to the Shareholders for the Board's compensation decisions.  For additional information regarding the Company's approach to executive compensation, Shareholders should review the section "Statement of Executive Compensation" in this Information Circular.  A full copy of the Company's Say-on-Pay Policy is included in Appendix 11 to the Governance Manual, and is available on the Company's website at www.tasekomines.com.

Although an annual vote by shareholders on our compensation practices is not mandatory in Canada, we believe it is an essential part of good governance and enhances shareholder engagement by giving the shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans and on the incentive plans themselves.  While Shareholders will provide their collective advisory vote, the Board remains fully responsible for its compensation decisions and is not relieved of its responsibilities.  Because the Say-on-Pay resolution is an advisory vote, the results are non-binding; however, the Board and the Compensation Committee will take the results of the vote into account when considering future compensation policies, procedures and decisions.

The Board recognizes that Say-on-Pay is an evolving area in Canada and globally and will review this policy annually to ensure that it is effective in achieving its objectives.

The Company's executive compensation policies and programs are based on the principle of 'pay for performance' to align the interests of the Company's executive officers with those of the Company's shareholders.  Shareholders are being asked at the Meeting to consider and approve the following ordinary resolution (the "Say-on-Pay Advisory Resolution") in substantially the following form:

"BE IT RESOLVED that, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the Board's approach to executive compensation delivered in advance of the 2026 annual meeting of shareholders."

To pass, the Say-on-Pay Advisory Resolution must be approved by a majority vote of the Common Shares voted, in person or by proxy, on the advisory resolution.

The management proxyholders intend to vote FOR the Say-on-Pay Advisory Resolution, except in relation to Common Shares held by a Shareholder who instructs otherwise.

In the event that a significant number of Shareholders oppose the Say-on-Pay Advisory Resolution, the Board will consult with its Shareholders, particularly those who are known to have voted against it, in order to understand their concerns and will review the Company's approach to compensation in the context of those concerns.

Shareholders who have voted against the Say-on-Pay Advisory Resolution are also encouraged to contact the Board to discuss their specific concerns.

The Board will disclose to Shareholders as soon as is practicable, ideally within six months of the vote, and no later than in the management proxy circular for its next annual meeting, a summary of the significant comments relating to management compensation received from Shareholders in the engagement process and an explanation of the changes to the compensation plans made or to be made by the Board or why no changes will be made.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's annual information form and in the audited financial statements for the year ended December 31, 2025, the auditor's report thereon and related management discussion and analysis, all of which are filed under the Company's profile at www.sedarplus.ca.  Copies of the Company's most current interim financial statements and related management discussion and analysis, the Share Option Plan, the Performance Share Unit Plan, the Shareholders Rights Plan and any additional information may be obtained from www.sedarplus.ca and upon request from the Company at telephone number (778) 373-4533 or fax number (778) 373-4534.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, as at May 12th, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

"Stuart McDonald"

Stuart McDonald
President and Chief Executive Officer

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